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                                                                 [LOGO] CELANESE


                                                              ANNUAL REPORT 2002


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                             [IMAGE TO BE INSERTED]









                                                GROWTH & PRODUCTIVITY





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BUSINESSES AND                                         ACETYL PRODUCTS     Acetyl Products is our largest segment, with 43%
PERFORMANCE PROFILE                                                        of total segment sales. It uses proprietary
                                                       CELANESE            technology to process natural gas and ethylene
   We focus mainly on high value basic                 CHEMICALS           into a variety of basic and high value chemicals
chemicals, acetate products, technical                                     for almost all manufacturing industries.
polymers and food ingredients. Our
customers include global manufacturers
of industrial and consumer products. Most of          -----------------------------------------------------------------------------
our key products hold No. 1 or No. 2 global            CHEMICAL            The product range of this segment, which makes
market positions. Our strengths include our            INTERMEDIATES       up 19% of our total segment sales, consists of
global market presence, comprehensive                                      acrylic acid and acrylates, oxo products and
know-how in process and production                                         specialties. Our most important customers are to be
technology, application development                    CELANESE            found in the paint and coatings, agrochemicals and
expertise and a competitive cost structure.            CHEMICALS           textile industries.
Our company consists of five segments:

                                                       -----------------------------------------------------------------------------
                                                       ACETATE PRODUCTS    Celanese is one of the world's largest producers of
                                                                           cellulose acetate filament and tow. The segment makes
                                                       CELANESE            up 16% of Celanese's total segment sales. Acetate
                                                       ACETATE             products are primarily used in cigarette filters as
                                                                           well as in fashion apparel and linings.


                                                       -----------------------------------------------------------------------------
                                                       TECHNICAL POLYMERS  With Ticona's technical polymers (18%) we are
                                                       TICONA              well positioned at the upper end of the value
                                                                           chain. Ticona offers tailored solutions for industrial
                                                       TICONA              customers, especially in the electronics,
                                                                           telecommunications, automotive and medical sectors.


                                                       -----------------------------------------------------------------------------
                                                       PERFORMANCE         Our food ingredients business Nutrinova makes up 4%
                                                       PRODUCTS            of total segment sales. Nutrinova produces the high
                                                                           intensity sweetner Sunett(R), Sorbates, and health-
                                                       NUTRINOVA           promoting food ingredients.


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     in (euro) million
     ---------------------------------------    EBITDA in Acetyl Products       The acquisition of the European emulsions
     Sales              2002          1,923     increased by 21 %, largely      business will extend the Acetyls chain and
                        --------------------    due to  lower raw material      capture attractive markets. We are strengthening
                        2001          2,155     and energy prices as well as    our market leadership position with measures to
     ---------------------------------------    increases in productivity.      increase productivity.
     Operating profit   2002            145     The operating result
                        --------------------    increased to (euro)145
                        2001            (73)    million, following an
     ---------------------------------------    operating loss in the prior
     EBITDA*            2002            252     year. Sales decreased by 11%
                        --------------------    due to lower selling prices.
                        2001            208
     ---------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

     in (euro) million
     ---------------------------------------    Largely due to a decline in     To improve the earnings situation of the Chemicals
     Sales              2002            907     prices, sales in the Chemical   Intermediates segment, we are concentrating
                        --------------------    Intermediates segment           on increasing efficiency; we have also signed a
                        2001          1,020     decreased by 11 % and EBITDA    joint venture agreement for our European oxo
     ---------------------------------------    by 27 %. Lower special          business, which is now awaiting regulatory approval.
     Operating profit   2002            (29)    charges as well as cost
                        --------------------    reduction measures limited
                        2001           (374)    the operating loss to (euro)
     ---------------------------------------    29 million, compared to a
     EBITDA*            2002             22     loss of (euro) 374 million
                        --------------------    the prior year.
                        2001             30
     ---------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

     in (euro) million                          Acetate Products recorded an    In the Acetate Products segment, we are building on
     ---------------------------------------    operating profit of (euro) 24   our market position by expanding existing
     Sales              2002            670     million compared to an          partnerships in growth regions, maintaining cost
                        --------------------    operating loss of (euro) 32     leadership and continuing to consolidate acetate
                        2001            762     million the prior year,         filament production.
     ---------------------------------------    largely due to cost reduction
     Operating profit   2002             24     and the absence of special
                        --------------------    charges. Sales and EBITDA
                        2001            (32)    decreased by 12 % and 11 %
     ---------------------------------------    respectively, due to
     EBITDA*            2002             81     declining volumes.
                        --------------------
                        2001             91
     ---------------------------------------

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     in (euro) million                          Ticona improved its EBITDA by   Ticona is pursuing new applications, expanding
     ---------------------------------------    67 % to (euro) 87 million, as   capacities and entering into partnerships
     Sales              2002            757     a result of lower raw           in order to expand its market presence in Asia.
                        --------------------    material and energy costs and   Measures to increase productivity and reduce
                        2001            773     higher volumes. Sales           costs continue to be implemented.
     ---------------------------------------    decreased slightly, by 2 %.
     Operating profit   2002             22     The segment recorded an
                        --------------------    operating profit of (euro) 22
                        2001            (15)    million, compared to an
     ---------------------------------------    operating loss of (euro) 15
     EBITDA*            2002             87     million in 2001.
                        --------------------
                        2001             52
     ---------------------------------------

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    in (euro) million                           Performance Products improved   Nutrinova continues to strengthen its business
    ---------------------------------------     its operating profit by 9 %     with volume growth for Sunett(R) and imple-
    Sales              2002             161     to (euro) 48 million and its    menting measures to increase productivity in its
                       --------------------     EBITDA to (euro) 55 million,    preservatives business. In addition, Nutrinova
                       2001             159     due to increased volume as      is setting up a new product line of health-
    ---------------------------------------     well as process improvements    promoting food ingredients
    Operating profit   2002              48     and cost reductions. Sales
                       --------------------     only increased by 1 % to
                       2001              44     (euro) 161 million.
    ---------------------------------------
    EBITDA*            2002              55
                       --------------------
                       2001              50
    ---------------------------------------

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    * Earnings before interest, taxes,
      depreciation and amortization
      excluding special charges
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FINANCIAL HIGHLIGHTS*

                                                2002              2001                CHANGE                 2002
                                             IN (euro) M      IN (euro) M               IN %            IN U.S. $ 3 M
=======================================================================================================================
Net sales                                      4,325             4,777                   -9                 4,535
-----------------------------------------------------------------------------------------------------------------------
EBITDA (1) excluding special charges             440               398                   11                   461
-----------------------------------------------------------------------------------------------------------------------
Special charges                                    1              (496)                  n.m.                   1
-----------------------------------------------------------------------------------------------------------------------
Operating profit (loss)                          155              (488)                  n.m.                 162
-----------------------------------------------------------------------------------------------------------------------
Profit (loss) before taxes                       166              (490)                  n.m.                 173
-----------------------------------------------------------------------------------------------------------------------
Net earnings (loss):
-----------------------------------------------------------------------------------------------------------------------
   continuing operations                         113              (364)                  n.m.                 117
-----------------------------------------------------------------------------------------------------------------------
   continuing and discontinued operations        187              (385)                  n.m.                 195
-----------------------------------------------------------------------------------------------------------------------
Capital expenditure on property,
-----------------------------------------------------------------------------------------------------------------------
   plant and equipment                          (218)             (217)                  n.m.                (229)
-----------------------------------------------------------------------------------------------------------------------
Average shares outstanding (thousands)        50,329            50,332                   n.m.              50,329
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share (in (euro)/US $):
-----------------------------------------------------------------------------------------------------------------------
   continuing operations                        2.25             (7.23)                  n.m.                2.32
-----------------------------------------------------------------------------------------------------------------------
   continuing and discontinued operations       3.72             (7.65)                  n.m.                3.87
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
in (euro) million as of December 31
-----------------------------------------------------------------------------------------------------------------------
Net financial debt (2)                           497               835                  -40                   521
-----------------------------------------------------------------------------------------------------------------------
Shareholders' equity                           2,005             2,210                   -9                 2,102
-----------------------------------------------------------------------------------------------------------------------
Total assets                                   6,127             7,064                  -13                 6,424
-----------------------------------------------------------------------------------------------------------------------
Number of employees year-end                  10,700            10,750                   n.m.              10,700
=======================================================================================================================


* All financial data has been restated to reflect the divestiture of the
  Trespaphan oriented polypropylene (OPP) films (formerly in the Performance
  Product segment) and U. S. amines (formerly in the Chemical Intermediates segment) businesses, which are included in discontinued operations. The number of employees includes the newly acquired Emulsions business.
1 Earnings before interest, taxes, depreciation and amortization
2 Short- and long-term debt less cash and cash equivalents
3 All dollar figures translated solely for the convenience of the reader at the year-end exchange rate US $ 1.0485 per euro
  n.m. = not meaningful
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                                                                       CONTENT 1

CONTENT




Letter to Shareholders....................................................... 2
The Board of Management...................................................... 4
  Growth & Productivity...................................................... 5
  I. Grow Businesses......................................................... 6
  II. Seize Growth Opportunities.............................................24
  III. Capture Markets.......................................................38
  IV. Drive Productivity.....................................................56
Management Report Summary - Results of the Segments..........................68
The Celanese AG Share........................................................82
Corporate Governance Report..................................................86
Report of the Supervisory Board..............................................88
Supervisory Board............................................................94
Consolidated Statements of Operations........................................96
Consolidated Balance Sheets..................................................97
Consolidated Statements of Cash Flows........................................98
Imprints and Contacts........................................................99








 [PICTURE OMITTED] On the road to Growth &
                   Productivity

                   This year's cover picture
                   was taken approaching our
                   Bishop,Texas,plant. This is
                   one of our highly efficient
                   and growth-oriented sites.


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2  LETTER TO SHAREHOLDERS

                    DEAR SHAREHOLDER,

                       In 2002, Celanese advanced its capacity to create even
                    more value and higher profitability for its stakeholders.
                    Despite the difficult business environment, the year was our company's most successful since Celanese became a public company three years ago - from both a strategic and an operative point of view.

[PICTURE OMITTED]   WE SEIZED OPPORTUNITIES FOR GROWTH AND IMPROVED OUR RESULTS

                       We continued to pursue our growth objectives even though
                    global economic activity remained nearly stagnant, markets were characterized by global uncertainty, and consumer confidence was weak. In 2002, we invested in internal and external growth.

                       Our acquisition of the European emulsions and global
                    emulsion powders businesses from Clariant at the end of the year enabled us to extend our acetyls value chain. This business positions us as a leading producer of emulsions and a supplier to profitable markets, such as the construction and consumer products industries. This acquisition represents a further step in our strategy of increasing forward integration. In addition, the "Estech" joint venture with Hatco, a leading producer of synthetic lubricants for high-performance engines, for which we produce and sell the base stocks, neopolyol esters, has enabled us to assume an excellent position in a market with high growth potential.

                       In 2002, we commissioned a new plant for ultra-high
                    molecular weight polyethylene (GUR(R)) with an annual capacity of 30,000 metric tons, in Bishop, Texas. GUR(R) is a polymer used in a variety of applications because of its toughness and abrasion resistance under extreme mechanical conditions. We are also increasing the annual capacity of our Kelsterbach plant near Frankfurt to 100,000 metric tons.
                    At this plant, Ticona produces the technical polymer polyacetal marketed under the brand name Hostaform(R).

                       We have improved our results by controlling our working
                    capital, pursuing a policy of sound cash management and optimizing our investments. These steps form the basis for further growth.

                    WE CONTINUED TO OPTIMIZE OUR PORTFOLIO

                       We focus on those businesses in which we can expand our
                    market, cost and technology leadership. We want to grow in these core businesses and in strategic regions. This is why we divested Trespaphan OPP films to a consortium consisting of Dor-Moplefan and Bain

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                                                        LETTER TO SHAREHOLDERS 3

Capital at the end of the year, and why we sold our allyl amine and U.S. alkyl amine businesses to US Amines Ltd.

WE INCREASED PRODUCTIVITY

     Parallel to our growth initiatives, we continued to improve the productivity of our plants and processes in order to add more value to Celanese.

     Two years since it was introduced at Celanese, Six Sigma, a company-wide program to improve performance and quality, achieved impressive examples of efficiency improvement and has now become an important feature of our corporate culture. The progress we have made towards operational excellence has contributed substantially to raising the company's profitability.

     In 2002, we continued with the implementation of our Focus and Forward initiatives to optimize our global network of sites, yielding cost reductions of around (euro) 100 million. Our new synthetic gas plant in Oberhausen, which will supply this important raw material for the production of chemical intermediates, will also contribute to increasing productivity. We celebrated the plant's inauguration on our 75th anniversary of the site at the end of October.

WE ACCEPT THE CHALLENGES

     Celanese will continue to pursue its aim of increasing growth and productivity in 2003. We will focus on extending our value chain into higher value areas. We have business relationships in Asia that go back many years, and we want to strengthen our presence in China. This annual report describes some projects of Celanese Acetate and Ticona in the Asian region.

     Our employees demonstrated tremendous commitment to Celanese in 2002, and they will continue to be the most important factor behind our success in the future. My colleagues on the Board and I warmly thank them for their hard work.




Sincerely,


/s/ Claudio Sonder


Claudio Sonder
Chairman

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   PERRY W. PREMDAS             ANDREAS POHLMANN           DAVID N. WEIDMAN              CLAUDIO SONDER

   CHIEF FINANCIAL OFFICER      CHIEF ADMINISTRATIVE       CHIEF OPERATING OFFICER       CHAIRMAN
   Acetate Products             OFFICER, DIRECTOR OF       Acetyl Products, Chemical
                                PERSONNEL                  Intermediates, Technical
                                Performance Products,      Polymers Ticona
                                Innovation, Environ-
                                ment, Personnel, Law
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BOARD OF MANAGEMENT

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                                                         GROWTH & PRODUCTIVITY 5


                                                           GROWTH & PRODUCTIVITY



               I.   GROW BUSINESSES

               By extending our value chain and expanding and modernizing plants, we gear up for increasing demand and develop promising new business areas.

               II.  SEIZE GROWTH OPPORTUNITIES

               We create growth opportunities with technical innovations and creative marketing ideas.

               III. CAPTURE MARKETS

               Celanese has been present in Asia for decades. Expansion in this growth region is one of our main strategic goals.

               IV.  DRIVE PRODUCTIVITY

               A key prerequisite to growth in the chemistry business is cost leadership. Celanese also has aggressive tools for improving efficiency. Above all we rely on People Excellence.

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                               [PICTURE OMITTED]









I. GROW BUSINESSES

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                               [PICTURE OMITTED]







                                                   Celanese Emulsions:
                                                   In the outdoor weather-
                                                   ing test area, various
                                                   coating materials under-
                                                   go tests lasting up to
                                                   five years to improve
                                                   binding agents and end
                                                   products.

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                               [PICTURE OMITTED]



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                                                                                                           GROWTH & PRODUCTIVITY 9

EMULSIONS - A LOT MORE
THAN JUST ANOTHER PRODUCT LINE

With the acquisition of the emulsion business from Clariant, Celanese extends its Acetyls value chain into higher value added businesses. This enables the company to strengthen its core business and benefit from the market and customer focus of the emulsions business while developing into a higher value, less cyclical company.


    "Important to market success is the texture of wall paint.       with the customer, generating a set of functional
    How thick and sticky is it? Does it spray when you apply it?     specifications for development." The researchers develop
    Does the paint roller slide around too much?" Paint              customized solutions which focus not only on the technical
    specialist Bernd Henning in the emulsions business knows         requirements of the customer, but also on opportunities to
    what is important to customers. He conducts trial                implement them as efficiently as possible in the production
    applications of a wide variety of paints in the paint lab,       process.
    cataloguing their characteristics, while his colleagues in
    the analytical lab experiment with the properties of various     INVESTMENT IN CUSTOMER FOCUS AND MARKET ORIENTATION
    emulsions, which bind water and pigments.
                                                                     These close customer relationships and an increased market
    CUSTOMERS DETERMINE THE BUSINESS                                 awareness are the major strengths of the emulsions business.
                                                                     A strength which Celanese can profit from across the board,
    "We have to know exactly what our customers want. This also      as Bill Massa, Vice President, Strategic Activities Group at
    includes the expectations their end users have. In our paint     Celanese Chemicals, made clear: "We need to get closer to
    and adhesives lab as well as in the outdoor weathering test      our markets and end-customer requirements. It is not enough
    area, we test the end products under conditions comparable       to be a market leader in basic chemicals, production
    to those our customers and end consumers experience in           processes and cost optimization. Technology and products are
    reality. This enables us to further develop and improve our      driven by the market."
    emulsions accordingly," explains Rolf Kuropka, head of
    technical marketing in Germany, about the application            Being the cost leader has been the traditional goal at
    technology. "We have accumulated such a comprehensive            Celanese Chemicals. Basic chemicals such as acetic acid,
    knowledge of customer requirements in the meantime that we       vinyl acetate monomer and acetic acid derivatives are
    develop entire recipes for many of our customers' end            produced in continuous processes in large plants. Celanese
    products."                                                       is a leader in improving these processes and reducing
                                                                     production costs. In emulsions, on the other hand, the focus
    "Customers frequently approach our research and development      is on individualized customer support. The basis for success
    department directly to describe a definite application           in this business is understanding customers' problems and
    problem - for instance, the need to have an outdoor paint        how the customer thinks. This will play an increasingly
    that has a higher resistance to dirt and grime," says            important role at Celanese. "Because of our focus on basic
    Bernhard Momper, director of research and development, about     chemicals, it is difficult to gain new perspectives on
    the process. "A new product's requirements are thus              customers and markets. We hope to get insights from our new
    formulated in cooperation                                        colleagues from the

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10 GROWTH & PRODUCTIVITY

[PICTURE OMITTED]              [PICTURE OMITTED]           [PICTURE OMITTED]


1. In the two spray     2. Will the customer     3. Coatings must be     4. The innovative
dryers of the powder    accept the paint?        resistant to sunlight   logistics concept is
operation, the liquid   This question is being   and heat. This test     based on container
emulsion is removed     answered by paint        stand applies intense   trucks from a logistics
from the water.         specialist Bernd         heat and light to       company instead of
Emulsion powders        Henning, who fre-        the coating to mea-     customer trucks. Out-
improve the durabil-    quently tests the        sure resistance and     come: less cost and
ity and processabil-    practical aspects of     strength.               higher reliability.
ity of construction     the paint.
materials.


    emulsions business, which produces high value chemicals that     acetate monomer and other raw materials for internal use,
    are focused on end consumers," says Bill Massa.                  the company can reduce the degree to which it is impacted by cyclicality in the market while capturing more value.
    A LEADER IN EMULSIONS
                                                                     BINDING, PROTECTING, ADHERING
    Since January 2003, Celanese has been Nr. 1 in Europe in
    vinyl acetate emulsions, Nr. 2 in emulsions in the European      Emulsions can be found everywhere in our daily lives, for
    coatings and adhesives markets, and Nr. 3 worldwide in the       example, as binders for paints and textured coatings, as
    emulsion powders segment. At the same time, the company has      protective films for concrete or wood, as adhesives for
    added around 650 new employees, four production sites, seven     paper and packaging, wood glue or to give a sheen to
    technology and research sites, and a strong marketing and        high-quality paper. All these products, whose properties
    customer organization. Emulsions are made by polymerizing        primarily depend on the use of emulsions, can be formulated
    vinyl acetate monomer (VAM) or by copolymerizing VAM,            with no or few solvents. In the long run, this is a very
    acrylates or styrene-acrylates with other monomers (e.g.         decisive advantage: Due to health and environmental
    ethylene, acrylates) or maleates. Polyvinyl alcohol is often     concerns, it is increasingly expected that products intended
    used in the process as a protective colloid to stabilize the     for household use contain as few solvents as possible.
    emulsion.
                                                                     Other specialties in the emulsion business are binders for
    Celanese is already the most important supplier of these raw     industrial roof tile coatings for decorative and protective
    materials for the business. The emulsions plants in              purposes. Extremely stringent customer requirements
    Tarragona, Spain and Frankfurt-Hoechst are directly supplied     regarding exterior durability must also be met for roofing
    with vinyl acetate monomer and other feedstock by the            tiles. The emulsions must be easy to use within the
    neighboring Celanese Chemicals plants. The sites in Perstop,     manufacturing process. Ideas for new applications are
    Sweden and Koper, Slovenia also receive a large share of         constantly arising. Rolf Kuropka finds it easy to give some
    their feed products from Celanese. By increasingly supplying     examples: Researchers and application technicians are
    its own vinyl                                                    working on new emulsion polymers to replace solvent-based
                                                                     coatings in the
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                                                                                                          GROWTH & PRODUCTIVITY 11

5. Celanese Emulsions    Brandt from Celanese    6. This team imple-
Integration Team: The    take a look from the    ments the strategic
experts for technol-     roof of the emul-       rationale (f.l.t.r.): Phil
ogy and production       sion powders plant      McDivitt, Bruce Bennett,
(f.l.t.r): From Emul-    overlooking the three   Mark Murray and Bill
sions, Peter Ronge,      connected plants        Massa, all from Celanese
plant manager,           and the tank area       Chemicals, Dallas.
Heinz-Josef Thevissen    between them.
and Joachim Kogler
together with Juergen



 [PICTURE OMITTED]          [PICTURE OMITTED]



    industrial wood and metal coating sector. Even "Window           This process has been supported by a new distribution
    Colors," which you find adorning the windows of almost every     concept. "Loading a tank truck takes up to four hours,
    child's bedroom these days, are basically emulsions. Like a      depending on the viscosity of the emulsions," says Friedrich
    film, they adhere well to windows and can also be easily         Hessel, plant manager for emulsions. In the past,
    removed. Such new developments are the result of a close         considerable waiting periods were a regular feature. By
    partnership between customers and the technical marketing as     using only special tank trucks from the logistics company
    well as the research and development departments of the          Rinnen, the business can spread the loading process over the
    emulsion business.                                               whole week and thus ensure a reliable supply.

    MODEL LOGISTICS                                                  NEW ROADS FOR THE EMULSION BUSINESS TOO

    "We wanted our personnel to proactively manage demand and        Celanese has acquired a business with excellent competencies
    supply instead of firefighting and resolving issues short        in customer relations, market development, technology,
    term," explains Helmut Plum, managing director of Celanese       logistics and management. As previously stated, the company
    Emulsions Germany about the motivation for setting up a new      expects this to result in critical insight for its strategy
    supply chain management process more than one year ago. And      of further development in customer focused special products.
    the success is remarkable: Productivity increased by 25          But the insight also works in the opposite direction:
    percent and delivery reliability improved to approximately       Celanese has a wealth of experience in implementing Six
    98 percent. The new supply chain management process consists     Sigma and comparable programs under the name "Operational
    of demand and capacity planning as well as production and        Excellence" to make its operational processes more
    delivery scheduling. With these four components, the             efficient. Although the emulsions business has increased
    business was able to optimize capacity utilization, product      productivity and reduced costs in recent years, Celanese
    availability, allocation of production equipment and             experts will now support their colleagues in identifying and
    delivery reliability.                                            implementing ideas for further potential for improvement.<
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                                                                                                        GROWTH & PRODUCTIVITY 13




                                                                                                [PICTURE OMITTED]


GUR(R) - THE UNTOUCHABLE

Technical Polymers can be used in applications where other types of polymers and materials are not resistant enough. GUR(R) is just such an example: Its resistance to wear and tear, impact, chemicals and extreme temperature makes
GUR(R) the top choice for applications as diverse as hip joints, snowboard bottoms, chain guides and truck bed liners. With the commissioning of a new state of-the-art production plant in Bishop, Texas, Ticona has created the necessary base for continued growth at an above-average rate in these and other markets.


    The engine on the 64,000-pound Mack 238 dump truck gets          GUR(R) - MORE RESISTANT THAN STEEL
    louder as Jan Lease raises the bed upwards. He then climbs
    out of the cab and gives an approving pat to the black           Jan Lease, technical director for Wingra, a large hauling
    plastic which lines the bottom of the bed: "The bed's            company in Madison, Wisconsin, describes the application
    Polystone(R) lining makes a big difference. Normally the         areas the protective lining is used in. Polystone made from
    steel bottom of a truck bed gets worn out in less than three     GUR(R) lines the dump trucks that the company uses to
    years and has to be repaired. Since we are increasingly          transport hot asphalt at a temperature of 150(degree)
    using the Polystone(R) protective lining, the dump truck's       Celsius. They also use recycled GUR(R) for dump trucks that
    bed lining can withstand the wear and tear of gravel and         are under heavy mechanical stress - such as those used for
    rocks for at least five years."                                  transporting coarse rocks and gravel. What makes a
                                                                     Polystone(R) lining more resistant than tempered steel? The
    POLYSTONE(R) - THE PREMIUM LINING                                lining is so slippery that nothing sticks to it. In other
                                                                     words, since rocks scarcely even rub the surface, the
    Polystone(R)M is a lining produced by Roechling Engineered       polymer isn't easily worn down.
    Plastics from Ticona's GUR(R) (UHMW-PE) polymer. It is sold
    in large sheets to companies such as Horn Plastics, which        PARTNERSHIP FROM POLYMERS TO DUMP TRUCKS
    then uses it to line truck beds.
                                                                     Mike Crull, a Horn Plastics employee, visits Wingra once or
    Just recently, Roechling started to operate a new large          twice a month. Most of Wingra's 60 trucks have meanwhile
    press, enabling the company to produce sufficient quantities     been lined with a protective Polystone(R) layer. Mike Crull
    to meet the increasing market demand.                            and his colleagues line about three trucks a week
                                                                     themselves. In addition, they supply distributors across the entire mid-West. Customers
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14 GROWTH & PRODUCTIVITY




                         [PICTURE OMITTED]


                                                                         1a/b. Horn Plastics        2. Bishop, Texas,
                                                                         has lined most of the      October 11, 2002:
                                                                         dump trucks for the        GUR(R) and plant
                                                                         construction supplies      leadership in Bishop
                                                                         company Wingra             start up the modern
                                                                         Stone & Redi-Mix           GUR(R) production
                                                                         of Wisconsin with a        plant. With a capacity
                                                                         protective GUR(R) lin-     of 30,000 metric tons
                                                                         ing. The investment        per year, Ticona can
                                                                         is well worth it. GUR(R)   supply the NAFTA
                                                                         effectively protects       area with high-qual-
                                                                         the trucks` steel sur-     ity GUR(R).
                                                                         face against abrasion
                                                                         caused by rocks and
                                                                         sand.


     also include mining companies all over the U.S. with their      COMMISSIONING OF THE NEW GUR PLANT IN BISHOP, TEXAS
     huge dump trucks that need very tough protection against the
     big rocks they have to carry. For some years now, Mike has      On October 11, 2002, Ticona's plant employees and several
     seen a definite trend towards using the higher quality          customer representatives including Roechling Engineered
     GUR(R) lining. Market share has increased from 10 % to          Plastics joined Ticona leaders at the inauguration ceremony
     around 50 % in just a few years. "The quality convinces our     for the new GUR(R) unit, which has a capacity of 30,000
     customers," says Mike Crull about the product's success.        metric tons per year. Around $50 million were invested in
     "Although the initial investments are higher, the customer      the modern plant to satisfy the growing demand for GUR(R)
     saves money and time in the mid-run and is able to maintain     and to manufacture top quality products.
     the value of the vehicle." The market success of Polystone
     and thus of GUR(R) supports Crull's claim.                      Bob Engle, Ticona's global GUR(R) business manager, is
                                                                     particularly impressed by what the plant is capable of
                                                                     achieving: "Our modern facility
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     in Bishop now enables us to manufacture new grades of GUR(R)    marine dock fenders, chain sprockets, conveyor channels, and
     that will support innovative business opportunities. In         as the bottom contact surface of skis, for example. Due to
     addition to that, we can offer supply reliability,              its chemical resistance, GUR(R) can also be found in
     particularly in the NAFTA area, and leading quality product     galvanizing processes, slurry pumps, silo linings, and as
     solutions to our customers."                                    porous molded components in filter technology.

     HEAVY DUTY GUR(R) POLYMER                                       Celanese has been producing GUR(R) since the 1950's. In
                                                                     recent years, technical marketing has opened up some
     GUR(R) is an ultra-high molecular weight polyethylene           innovative applications for the polymer. These include:
     (UHMW-PE). The polyethylene molecules are so "long and          molding purge compounds, membranes for battery technologies,
     entangled" that GUR(R) is extraordinarily tough and             substrates for medical diagnostic tools, fibers for
     resistant to wear and tear, chemicals and extreme               ballistic and recreational uses, and even some injection
     temperatures. The extreme molecular weight is achieved with     molded parts. Furthermore, GUR micropowders (R) can be used
     proprietary Ticona technolgy for polymerizing ethylene. Due     to increase the abrasion resistance or protect and alter the
     to its special combination of properties, GUR(R) is used in     surface properties of polymers, rubber, and coated
     applications having a high degree of abrasion and impact:       surfaces.<
     Besides being used to line truck beds, it is also used for


VECTRA(R) - THE HIGH END POLYMER
Ticona is not only the market            instruments, in the manufacture of        its expanded capacity of 6,000
leader for GUR(R) and Hosta-             cars and engines, as well as in the       metric tons per year. Ticona's
form(R), but also for Vectra(R) LCP,     aerospace industry. Many molded           Vectra(R) customers in Asia are
a liquid crystal polymer with            components which were previously made     supplied by Polyplastics, a
unusual properties. Vectra's(R)          of light metal alloys or other polymers   joint venture between Ticona
special structure yields a               are now made from Vectra(R), resulting    and Daicel Chemical Industries.
significant improvement in its           in fewer problems and more economical     Ticona is well prepared for the
mechanical properties, making it         production. At the beginning of 2002,     demand it expects to have from
stronger, stiffer and dimensionally      Vectra(R) was also granted FDA            customers in existing markets,
more stable than other polymers,         approval as a packaging material for      such as the telecommunications
particularly at reduced wall             pharmaceuticals and food ingredients.     and electronics industry, and
thickness. In addition to this,                                                    new markets, such as medical
it has a high resistance to              Ticona supplies the NAFTA region and      technology and special packaging.
temperature and fire and absorbs         Europe from the Vectra(R) plant in
little water. With this profile          Shelby, North Carolina. In May, the
of characteristics, Vectra(R)            plant there began to operate using
is primarily used for
applications in electrical and
electronic components, fiber optics,
medical equipment such as endoscopic
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                                                                                                          GROWTH & PRODUCTIVITY 17


                                                                                        [PICTURE OMITTED]

SUCCESS TAKES MORE
THAN A STRONG MOLECULE

From production in Kelsterbach to the point where a car maker in Detroit installs the actual part, Ticona has to keep an eye on product costs, costs for the whole system - a pump, for instance - and provide product development service for customers. It is exactly this combination of product quality, supplier reliability, technical service and ability to innovate that makes
Ticona successful.

Joachim Gersdorf arrives in a red helmet and red station        ric tons per year. A third planned phase should result in a
wagon to discuss the construction plans for expanding the       capacity of 130,000 metric tons. Six Sigma was employed
polymerization unit. In the container building next to the      during planning and construction preparation phases for the
construction site, he briefly describes his                     two capacity expansions to identify potential areas for
responsibilities: "I'm also serving as emergency manager        optimization and cost reduction, so that the investment
today and tomorrow. That means I'll be at the plant for 24      costs could be lowered even more - a contribution to cost
hours, assuming responsibility for proper assessment and        leadership.
handling of operational failures." Joachim Gersdorf 's main
job, however, is head of operations for polyacetal (POM)        By building a third production line, Ticona can produce an
production in Kelsterbach. In spite of all his enthusiasm       even greater variety of standard and specialty products.
for production technology and expansion efforts, he is quick    Large volumes of standard Hostaform(R) product are produced
to turn his attention to the most important success factors     in one area of the plant, while the third line will be
for the business:                                               reserved for high-quality Hostaform(R) types, which are also produced to schedule in small batches with characteristics
"Cost and performance are top priorities. With process          that are customer-specific in some cases. "The additional
improvements and efficient process control systems we are       capacities will allow us to continue to increase our market
able to further reduce production costs and guarantee           leadership," says Joachim Gersdorf confidently.
premium quality and supplier reliability. At the same time,
we advise our customers on the functionality of our high        Trend towards high performance polymers
performance polymers, enabling them to have simpler,
cost-effective processing, as well as new applications or       Excellent mechanical properties, electrically insulating,
better products."                                               wear and tear resistant, easy to dye, and maintenance-free -
                                                                this profile of characteristics makes polyacetal (POM) one
SECURING MARKET SHARE THROUGH CAPACITY EXPANSION                of the most important technical polymers known. Ticona
                                                                markets POM under the trade names Hostaform(R) in Europe and
The business is also expanding capacity of the POM plant in     Celcon(R) in the U.S. You will find POM increasingly used
Kelsterbach, in two phases, from 77,000 to 100,000 met-         wherever particular demands are placed on
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18 GROWTH & PRODUCTIVITY
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                                    [PICTURE OMITTED]


1. Granulation plant    2. Polymerization         construction work on    3. Drying: Checking
foreman Marcus Feist    operation, Kelster-       the plant expansion to  the inputs and out-
double-checks Hosta-    bach: Standing on the     Dr. Joachim Gersdorf,   puts on the two-bed
form granules under     first floor of the steel  head of Production      eddy current dryers,
the light, before they  framework construc-       and Technology.         which are used
are sent to the cus-    tion, Carsten Schneider,                          to draw moisture,
tomer. Blue coloring    project head from                                 solvents and residual
# 87 is one of 3,800    Siemens-Axiva,                                    monomers out of
different colors that   explains the current                              Hostaform(R)granules.
POM is produced in.     status of the


materials. The proportion of POM by weight in cars at the       tomotive industry has even made this Hostaform(R) type the
expense of metal and standard polymers has increased at an      basis for its VDA 275 guideline. Ticona is not resting on
above-average rate. As the world's leading manufacturer of      its laurels. Today researchers are already working on the
POM, Ticona, in turn, has particularly benefited from this      next innovation to extend Hostaform's performance advantage.
trend.                                                          Plans are underway for an additional plant where Trioxan,
                                                                Hostaform's monomer, will be copolymerized with other
DIFFERENT CUSTOMERS, DIFFERENT REQUIREMENTS                     monomers. This creates new Hostaform(R) types bearing
                                                                completely new characteristics profiles.
Having efficient, world-scale plants is an important
precondition for product success and cost leadership -          AUBURN HILLS - A SITE JUST FOR CUSTOMERS
however, this alone is not enough to be successful on the
market. It is equally important to be flexible and close to     Auburn Hills, a small Ticona site with about 60 colleagues
the customer. Customers place different demands on the          in Sales, Marketing and Technical Service, serves as an
product. While some customers require only the reliable         important interface between the reactors, distillation
supply of high-quality standard POM, other customers want       columns, and extruders where the polymers are produced, and
Ticona's technical service and development support to secure    customer material requirements.
a performance advantage and market success with
Hostaform(R). These key customers receive our highly            Light floods into the spacious building which houses three
recognized problem solving competency and technical service.    different, state-of-the-art injection molding machines, of
Our innovations help our customers to succeed.                  the kinds used by Ticona customers. On a row of machines at the site, Ticona tests a variety of materials and new
Following costly purification steps in polymerization,          polymer parts for its customers. Analysis and test labs for
Ticona has succeeded in significantly reducing the              analyzing material properties of the polymers, such as
proportion of residual monomers in Hostaform(R), thus also      fire-retardance or mechanical stability, are located close
reducing undesirable emissions, for example in car              by. "Our direct customers, the injection molders, have to
interiors. The au-                                              meet

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                                                                                                     GROWTH & PRODUCTIVITY 19


                        [PICTURE OMITTED]



4. The application       5. Stuart Cohen,
center in Auburn Hills   Auburn Hills site                                       [PICTURE OMITTED]
represents Ticona's      manager, with a dash-
focus on its custom-     board component.
ers. Ticona helps        Its knobs are made of
its customers to be      the newly developed
successful with its      low gloss Hostaform(R).
technical expertise
and intensive cus-
tomer care.


material or even specific legal requirements of their           better polymers, better material properties and more
customers, for example, of car makers. We are well equipped     cost-effective processability. For Ticona to profit from this
to conduct such tests," said Gayle Hinds, laboratory            trend, it must be involved with customers as early as
manager, as she explained the responsibilities of Technical     possible in the product planning phase, so that it can
Service.                                                        provide the best solutions to meet new demands.

"OUR CUSTOMERS' SUCCESS IS OUR SUCCESS"                         "Our customers have to considerably lower their prices each year, so they expect us to contribute to lowering their
So explains Eric Pickelsimer, a development engineer for        costs with our polymers," said Stuart Cohen, Auburn Hills
power trains, about the goals and responsibilities of the       site manager and Technical Services Manager, on Ticona's
Application Center. To achieve this success, he spends          approach. An example of that is glass reinforced Fortron(R)
relatively little time in the office. Most of his time is       polyphenylene sulfide (PPS). This polymer enables complex
spent with customers to optimize quality and costs, so that     components to be produced in a few steps and with a limited
our company can be a partner in future product generations.     number of individual parts, thus reducing total costs of the
"We plan to strengthen our direct contact to the car            components - although the price for Fortron(R) is
manufacturers in the future. At the end of the day, they are    comparatively high.
the ones who determine the choice of materials for the next
generation of vehicles," says Eric Pickelsimer about the new    Today the added value of our high performance polymers not
customer orientation.                                           only comes from the molecules and production processes, but increasingly from the close partnerships with our customers
"Our unique range of technical polymers for high-tech           and even their customers. The application center in Auburn
applications, our ability to innovate, and our good personal    Hills, located near the three major car manufacturing
contacts put us in an excellent starting position for           companies Ford, General Motors and DaimlerChrysler,
providing very competent advice to manufacturers of cars and    symbolizes this focus.<
other end equipment." The trend towards using plastics
continues for many products and applications, because of
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                                                                                                         GROWTH & PRODUCTIVITY 21

                                                                         [PICTURE OMITTED]   [PICTURE OMITTED]



WELL EQUIPPED -
FUTURE INVESTMENT AT THE OBERHAUSEN SITE

Industrial chemistry is a matter of experience. The driving forces for innovation are process improvements and new applications. In October 2002, Celanese celebrated the 75th anniversary of the Ruhrchemie plant at Oberhausen.
With its impressive history, the Ruhrchemie site has proven that it is a leader in developing new technologies and that it can adapt to changes in the market quickly.


    CONTINUING THE GLORIOUS PAST                                     Oxo synthesis, which has made Oberhausen a technologically leading site for fine and specialty chemicals, is very
    In its early years, the Ruhrchemie plant established a close     closely linked to catalysis. Researchers on-site developed
    network of scientists, engineers and technicians and was         breakthrough technologies. Half of the approximately 2,500
    able to scale up discoveries in its pilot plants and set up      patents which the Ruhrchemie plant developed in its 75-year
    industrial-scale production. Famous examples include the         history are in the field of catalysis. Today, catalysts are
    Fischer-Tropsch process for converting coal into liquid          still chemistry's most important means of synthesizing new
    hydrocarbons, for which Ruhrchemie obtained a license, and       products and making processes more efficient.
    hydroformylation called "oxo synthesis" discovered by Otto
    Roelen (1897 -1993).                                             In the 1950s, the Ruhrchemie plant created a second business mainstay by starting to manufacture polymers. The technical
    In the beginning, that is, in 1927, the plant was founded to     development of the low-pressure production process for high
    address a big technological-economic challenge: how to use       density polyethylene (HDPE) represents a pioneering success.
    the Ruhr region's surplus of coking gas, not only as a           Large-scale production was possible within a few years.
    source of energy, but also as a raw material for the             Ultra high-molecular weight polyethylene, GUR(R), is still
    chemical value chain. The vision was to convert coal into        one of those high performance, promising technical polymers
    chemicals. The Ruhrchemie plant initially focused on the         used in a wide range of products from electronic components
    production of ammonia for fertilizer, the manufacture of         to filters and medical applications, on which Ticona has
    synthetic fuels, and later oxo synthesis, which was employed     built a good reputation.
    to synthesize aldehydes and alcohols, primarily for use in lubricants and detergents.
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22 GROWTH & PRODUCTIVITY



            [PICTURE OMITTED]     [PICTURE OMITTED]




1. The syngas plant       2./3. The Ruhrchemie    4. Claudio Sonder        5. The Oberhausen       6. The 3-D picture
is being constructed      plant wrote techno-     (right) and Dr. Alex     site is also a popular  of the new neopolyol
on a tight schedule. It   logy history from the   Kaufman, CEO             training center for     ester plant shows
should start operat-      Fischer-Tropsch plant   Kaufman Holdings/        around 60 apprentices   the dimensions of
ing in mid-2003 and       (2; synthetic fuels     Hatco, break ground      in all occupations      the modern outdoor
supply the plant with     and lubricants) to      for the new joint neo-   related to the          installation and supply
a mixture of carbon       oxo synthesis (3; oxo   polyol ester plant at    chemicals business.     tanks.
monoxide and hy-          distillation columns    the Oberhausen site
drogen.                   today).                 on October 28, 2002.



    EXPANDING TECHNOLOGY LEADERSHIP                                  GROUND-BREAKING FOR A NEOPOLYOL ESTER PLANT

    We set a new technological milestone in polymer production       In October 2002, executives from Celanese and Hatco
    at Oberhausen in 2000 by building the world's first plant        Corporation broke ground for a joint venture neopolyol ester
    for large-scale production of cycloolefin copolymers (COC),      plant (NPE) in Oberhausen. Hatco, of Fords, New Jersey, is a
    marketed under the brand name Topas(R). The highly               leading manufacturer of synthetic lubricants - basestocks
    transparent polymer Topas(R) has excellent properties and is     for refrigeration systems, car engines, jet turbines and
    utilized in a wide range of high-tech applications from          other demanding applications. NPE will be produced in an
    quality packaging of pharmaceuticals to optics and medical       integrated complex. Celanese already produces the most
    devices. This innovative material is one of our investments      important basic materials for NPEs, namely carboxylic acids
    in the future.                                                   and polyols. The joint venture will primarily supply the
                                                                     European market from Oberhausen.
    NEW GROWTH MARKETS FOR SPECIALTIES
                                                                     The joint venture, called Estech, will enable Celanese to
    Celanese has excellent know-how in chemical intermediates at     continue its forward integration into the chemical value
    Oberhausen. We are No. 1 in carboxylic acids and we also         chain. The combination of Hatco's competence combined with
    offer a range of specialties which allow us to participate       local cost-effective production of raw materials forms the
    in lucrative growth markets such as aroma chemicals. A           ideal basis for positioning the joint venture as a European
    further growth product is TCD Alcohol DM, a very special         market leader. The NPE plant will initially have a capacity
    polyol. Celanese is a leading producer of TCD alcohol, which     of 7,000 metric tons per year: it will be capable of
    is sold to a variety of markets. Various types of this           producing a large variety of basic esters and blends.
    material are used to produce special polymers for paints as      Production is scheduled to start in fall 2003.
    well as to coat and harden plastic lenses and optical
    fibers. Coating compact discs and very special adhesive
    layers for DVDs are two particularly fast-growing
    application areas. A capacity expansion of the plant is
    planned for 2003.
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                  [PICTURE OMITTED]















    INAUGURATION OF A NEW SYNGAS PLANT                               At a time when industrial chemicals companies need to secure a cost advantage and be in a position to produce
    Synthesis gas comprising carbon monoxide and hydrogen            growth-oriented products, the new synthetic gas plant is the
    constitutes the raw material basis for oxo products and          ideal building block to enhance the attractiveness of the
    specialties at the Oberhausen site. The existing SAR syngas      Oberhausen site. The high qualification standards of around
    plant, which is still used to produce syngas from heavy oil,     1,200 employees from Celanese Chemicals and Ticona are also
    is no longer considered economical, mainly due to the high       one of Oberhausen's strengths. In addition, Oberhausen
    maintenance and operating costs. Construction of the new         currently serves as a training center for approximately 60
    Oberhausen-SAO syngas plant started in April 2002 following      apprentices. Oberhausen is adapting to our growth strategy
    the ground breaking for the plant in October. The syngas         of expanding sites in those regions in which we want to
    plant is scheduled to start operating by mid-2003. The new       participate in sustainable growth.,
    plant uses natural gas, is also more environmentally
    friendly, and is expected to operate much more reliable than its predecessor.




    CELANESE AT THE
    OBERHAUSEN SITE

    AREA: approx. 120 hectare (approx. 25 hectare available)
    COMPANIES: Celanese Chemicals incl. Estech, Ticona
    PRODUCTS: wide range of organic chemical intermediates
    (amines, carboxylic acid, plasticizers, NPE etc.), basic
    chemicals (butyraldehyde, 2-ethylhexanol, butanol etc.)
    as well as polymers (GUR(R), COC)
    SALES VOLUME: approx. (euro) 360 million
    EMPLOYEES (CHEMICALS, TICONA): approx. 1,200
    APPRENTICES: approx. 60
    CERTIFICATION: ISO 9001, ISO 14001 and others
    OTHER COMPANIES: Clariant, Messer, Synetix
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                               [PICTURE OMITTED]











II SEIZE GROWTH OPPORTUNITIES

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                               [PICTURE OMITTED]



               1a/b/c The Energy Technolo-
               gies Laboratories at Motorola's
               Research Center for Solid State
               Technology in Phoenix, Arizona
               develop fuel cells for microap-
               plications.



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                                                                                                          GROWTH & PRODUCTIVITY 27



                                                                                  [PICTURE OMITTED] [PICTURE OMITTED]



THE FUTURE IN MINIATURE FORMAT

Celanese Ventures started up automated production of membrane electrode assemblies for polymer electrolyte membrane (PEM) fuel cells at its new pilot plant in September. With the pilot plant up and running, Celanese Ventures has created the necessary conditions for the use of its product in the serial production of fuel cells. Motorola, a leading developer of microapplications, is one of Celanese's most important partners for the Celanese fuel cell business.


    MOTOROLA CHOOSES CELANESE AS A PARTNER                           cal reactor, tiny gas feed lines, a controller, and a burner
    FOR ITS FUEL CELL DEVELOPMENT                                    which maintains the proper operating temperature are located between thin 5x5 centimeter ceramic plates. The Celanese
    "Within just a few years, our fuel cells will supply             membrane electrode assemblies, tiny feed and return lines,
    electricity to operate radio equipment and other electronic      insulation, and a precision electrical circuit are located
    appliances in areas where there are no outlets and battery       in the next layers.
    operation is insufficient," said Jerry Hallmark, research
    director for the fuel cell project at Motorola, concerning       MOTOROLA IS A LEADER IN FUEL CELLS FOR MICROAPPLICATIONS
    his expectations.
                                                                     For about six years, the Motorola Energy Technologies
    Motorola's developers proudly demonstrated their miniature       Laboratories has been working on fuel cells to supply energy
    fuel cells. Complicated test beds with millimeter-thin feed      to radios, laptops and mobile telephones. The researchers
    lines for hydrogen and oxygen as well as tiny temperature        from Motorola who work with Jerry Hallmark are developing
    gauges test the small fuel cell systems under all possible       direct methanol fuel cells as well as a unique high
    operating conditions.                                            temperature fuel cell system for microapplications, which is called a reformed hydrogen fuel cell, in Motorola's
    Jochen Baurmeister, project director of fuel cells at            ultramodern research center for solid-state technology in
    Celanese Ventures, carefully lifts up the tiny Motorola fuel     Phoenix, Arizona.
    cell with his fingertips. A chemi-
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    This technology is more resistant to carbon monoxide             into protons and electrons. In the electrical circuit, the
    impurities in the hydrogen mixture than conventional             protons pass through the membrane and electrons to the
    low-temperature hydrogen fuel cells, and potentially more        cathode pole, where they combine with oxygen to form water.
    efficient and significantly cheaper than the conventional        Celanese is currently the sole supplier of MEAs, which can
    direct methanol fuel cells for higher power (>20W)               operate at such high temperatures. The basis for the
    applications. Methanol is reformed to a hydrogen carbon          membrane is the temperature resistant polymer
    dioxide mixture and then, by adding air in a miniature           polybenzimidazole (PBI), which is produced by Celanese in
    chemical reactor in the membrane electrode assembly (MEA),       Rock Hill, South Carolina. PBI is used especially for
    it is converted into electricity at temperatures of about        protective clothing. Celanese is well positioned to supply
    200(degree)C. A platinum catalyst splits the hydrogen            the quickly growing fuel cell industry with MEAs.


                                                     2. "The combination of Motorola's      3. After having developed a
                                                     technology leadership in its           miniature reformer, Stephen
                                                     reformed hydrogen fuel cell,           Rogers, Stephan Samms and
                    [PICTURE OMITTED]                particularly in reformer and control   Ramesh Koripella (front l.t.r.) from
                                                     technology, and Celanese's             Motorola are cooperating with
                                                     unique high temperature membrane       Jochen Baurmeister from Cela-
                                                     electrode assembly is a precondition   nese Ventues (back) to integrate
                                                     for our joint success on the market."  Celanese's high temperature
                                                     Jerry Hallmark, research director at   membrane electrode assembly
                                                     Motorola.                              into a system.
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                                                                                                      GROWTH & PRODUCTIVITY 29

4.At the pilot plant in Frankfurt-Hoechst,
quality assurance testing is an important                                             [PICTURE OMITTED]
step for the production of membrane
electrode assemblies.


PILOT PLANT FOR THE FUTURE

On September 2, 2002, the pilot plant at the Frankfurt-         At the pilot plant, Celanese combines chemical expertise
Hoechst industrial park started the automated production of     with mechanical engineering. The MEAs are not produced in a
membrane electrode assemblies (MEAs). Initial feedback has      chemical plant with reactors, pumps and piping, but on a
been positive: customers appear to be very satisfied with       production line where they are assembled from PBI membrane,
product quality and reliability. The researchers at Celanese    catalysts and a gas diffusion layer. The precondition for
Ventures look forward to the opportunity to further optimize    success in this case is the combination of our experience in
the manufacturing process and the MEAs.                         producing and processing the polymer membranes together with process automation and mechanical engineering experts.<
For Juergen Pawlik, who was responsible for the planning and construction of the pilot plant, demonstrating the technical feasibility of production is particularly important: "With
the automated production of our high temperature MEAs, we
create the necessary prerequisite for our customers to start production of high-temperature fuel cell systems."

HOW DOES THE FUEL CELL WORK?

The PEM (proton exchange             the oxygen electrode and forms
membrane) fuel cell converts         water together with the protons
hydrogen and oxygen directly         which are present there. To
into electricity, water and heat.    balance the charge, an electric
The heart of the PEM cell is a       current flows in the outer
thin polymer membrane that is        electric circuit between the
permeable to protons and has         electrodes, which can be used to                   [PICTURE OMITTED]
electrodes on both sides. This       power electrical consumer loads.
unit is called a membrane
electrode assembly (MEA). The        Celanese has developed a membrane
membrane is responsible for          from polybenzimidazole (PBI) which
transporting the protons between     works at high operating temperatures,
the electrodes as well as            thus enabling the fuel cell system
separating  the hydrogen from the    to operate more reliably and
oxygen. Protons are generated on     efficiently than conventional fuel
the hydrogen electrode in an         cell systems which can only operate
electrochemical reaction and are     at lower temperatures.
then transported through the
membrane. Oxygen is reduced on
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                                                                                                         GROWTH & PRODUCTIVITY 31

NEW SOLUTIONS IN MEDICINE

With Topas(R), Ticona has developed a completely new polymer with excellent properties and launched it onto the market. One of Topas(R)' many quality applications is its use as a material for prefillable syringes. In a development partnership with Schott that goes back several years, Ticona has made a decisive contribution to the development of the innovative Schott TopPac(R) syringes.






    Emergency medication, proteins, contrast agents and vaccines     The Schott Glass Group has been globally active in such
    can be administered to patients using prefillable syringes.      highly sensitive pharmaceutical primary packaging for a long
    From the point of view of doctors and patients alike, these      time. In the past, Schott offered syringes and vials
    syringes have many advantages: The patient himself can           produced from tubing glass through its subsidiary forma
    quickly, easily and safely administer the exact dosage in        vitrum ag, and now also offers prefillable syringes and
    emergency situations, at the hospital, or even at home.          vials made of the Ticona polymer Topas(R) through Schott
                                                                     Polymer GmbH. These products are marketed under the name
    For this reason, prefillable syringes are increasingly being     Schott TopPac(R) and have been produced on a large scale
    used in the pharmaceutical industry and in medicine. The         since mid-2002. Dr. Ralf Holschumacher, managing director of
    principle is as simple as it is convincing: Instead of           Schott Polymer GmbH, believes that the company's success can
    filling the medicine in bottles, the contents of which are       be traced to the broad range of syringes as well as to the
    then manually filled into a syringe, the active ingredient       company's focus on its customers: "We can supply solutions
    is filled directly into syringes.                                to our customers in the pharmaceutical industry for a
                                                                     variety of pharmaceutical packaging. With the Schott
    SOLUTIONS FOR THE PHARMACEUTICAL INDUSTRY                        TopPac(R) syringe made of the high performance polymer
                                                                     Topas(R), we are able to offer pharmaceutical manufacturers
    Schott takes it even one step further: The pre- filled           solutions for even more demanding applications than before.
    syringes are pre-sterilized before being delivered to the        That gives us a stronger position with our customers."
    pharmaceutical manufacturers. According to what is referred
    to as the "ready to fill" concept, the pharmaceutical            TOPAS(R) SYRINGES ARE LEADING ON THE MARKET
    companies can dispense with the washing, drying and
    sterilizing steps, which are necessary when using bulk           Ralf Holschumacher can easily name several advantages of the
    syringes, thus making the filling and packaging process          Schott TopPac(R) syringe over conventional glass syringes:
    simpler and more cost-effective. The economic advantages are     They are shatter-proof, lighter and, because of their
    plain to see: There are fewer plant, personnel and               chemical structure, they, unlike glass, emit no ions or
    maintenance costs, and less space is required.                   heavy metal traces which could affect the medicine.
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    The syringes can be easily sterilized and allow the medicine    cycloolefin copolymer, which has been marketed under the
    contained in them to be stored for long periods of time due     brand name Topas(R) since the 1990s. In 2000, Ticona
    to their excellent barrier properties.                          commissioned a production facility at the Oberhausen plant, which, with a capacity of 30,000 tons per year, launched
    The advantages are obvious. The syringe can also be used for    Ticona as a market leader for this polymer.
    demanding applications. And with this material, the filling
    process is simpler, safer, and more cost-effective for the      Now it is up to the Topas(R) team to open up additional
    customers.                                                      markets for the new polymer. Particularly crucial to success is the close contact with the customers, which extends far
    OUR CUSTOMER IS OUR PARTNER FOR SUCCESS                         beyond the conventional supplier-customer relations. At the end of the day, new applications and products must be
    Since 1998, the development teams of Schott and Ticona have     developed together. Dr. Alexandra Jacobs, Topas(R) product
    been working together on using the new polymer in               manager for medical applications, was in product development
    prefillable syringes. Ralf Holschumacher: "We were              from the beginning: "The development partnership with Schott
    immediately convinced by Topas(R). But of course there were     helped us tremendously. Without a direct link to the
    still lots of obstacles to overcome before we could be sure     colleagues here, we would have needed a lot longer to
    that Topas(R) syringes represent a real improvement over        develop the polymer to the point where it is suitable for
    normal syringes." At that time, Topas(R) was still a novelty    this demanding application."<
    on the polymer market. Based on the technology advantage in the metallocene catalyst research, the polymer researchers from Hoechst, and later Ticona, developed the new high
    performance polymer
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1. In the analytical   2. Dr. Ralf           solutions for      3a/b. The injection
lab, Schott TopPac(R)  Holschumacher,        customers in the   molded syringe bod-
syringes are checked   managing director     pharmaceutical     ies are placed into
under pressure for     for Schott Polymer    industry together  transport nests.
leakage.               GmbH, develops        with his team.
                       innovative packaging



     NEW POLYMER, NEW APPLICATIONS

     With the help of metallocene catalysts, Topas(R) is copolymerized from a cycloolefin called norbonene, and ethylene. Through this combination, the cycloolefin copolymer displays properties such as optical clarity, bio-compatibility and moisture impermeability, making Topas(R) an innovative alternative material for many areas. A further decisive advantage of Topas(R) is the variability of its properties. Depending on the ratio of ethylene to norbornene, properties such as dimensional stability under heat, for instance, can be altered according to need.
     Examples of applications are pharmaceutical blister packs, food packaging, diagnostic articles such as microtiter plates, lenses, or toner binder for printers and copiers.
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                                                                                          [PICTURE OMITTED]


A TRENDSETTER IN NUTRITION AND HEALTH

With DHActive(TM), a high-quality omega-3 oil, and Caromax(TM), a dietary fiber with extraordinary health benefits, Nutrinova is establishing its presence in the new but quickly growing market segment of health promoting food ingredients.


    There are differing views on the development of the food         DHA has demonstrated positive health effects: Scientific
    industry. However, experts agree on one trend, namely that       data on DHA indicate positive effects on cardiovascular
    of "nutraceuticals": Nutraceuticals, or food ingredients         disease and mental disorders. Experts recommend a daily dose
    with health benefits, will grow at a rate well above             of up to 1.2 grams, however the average DHA consumption in
    average. There are two main types of application:                typical Western industrialized countries is less than 200 mg
    supplements in the form of soft gel capsules or tablets with     per day.
    vitamins, minerals or oils, and the actual integration of
    functional food ingredients into the food itself: Reuters        DHA is commonly extracted from the oil of fish, which is
    expert Ben Longman comments: "The new wave of products that      enriched by the algae fish eat. Celanese Ventures found a
    feature proprietary ingredients and aim to tackle some of        way to extract the desired oil directly from microalgae,
    the ground currently occupied by preventive medicine will be     grown in a special fermentation process. Today, Nutrinova,
    one of the key growth areas of the future." 1                    which acquired the product and technology from Celanese
                                                                     Ventures, produces high quality DHActive(TM). Compared to
    Nutraceuticals satisfy the demand for food ingredients that      fish oil, DHActive(TM) has many advantages: a significantly
    promote good health and are also convenient: vitamin             higher amount of DHA and a smaller amount of undesired fatty
    tablets, muesli bars rich in fiber, bread with omega-3 fatty     acids, no impurities, no fishy taste, and it is derived from
    acids, or yogurt with probiotic, healthful benefits - all of     a purely plant-based source.
    these can be obtained conveniently, taste good, and are
    healthy.                                                         ATTRACTIVE APPLICATIONS FOR DHACTIVE(TM)

    OMEGA-3 FATTY ACID - ESSENTIAL TO GOOD NUTRITION                 DHActive(TM) in soft capsules will likely be the first
                                                                     product application on the market. For the market launch,
    Docosahexaenoic acid (DHA) is a polyunsaturated omega-3          Nutrinova is working with Swiss Caps AG, an experienced
    fatty acid that can only be produced by the body in limited      production partner for pharmaceutical companies and
    quantities. It is a major building block in the brain and        producers of dietary supplements. At present, customers are
    the retina.                                                      primarily companies with a presence on the
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    U.S. market, which Nutrinova has been supplying since            plant-based capsule. At the end of the day, the new
    mid-2002. Regulatory approval for the European market is         DHActive(TM) capsules are well suited for those who
    expected within the next two years. Dr. Thomas Kiy, head of      consciously choose a vegetarian diet.
    the DHActive(TM) business, is already working with customers
    on additional applications for enriching beverages and           NEW, NATURAL AND HEALTHY
    snacks with DHActive(TM).
                                                                     Caromax(TM) is also part of the trend to combine nutrition
    VEGAGELS(TM) AND DHACTIVE(TM)                                    and health. Caromax(TM), which is derived from the pod of
                                                                     the carob tree that is native to the Mediterranean region,
    With VegaGels(TM), Swiss Caps produced the world's first         has a very unique profile of characteristics: As a dietary
    all-vegetal soft capsules, based on potato starch. The           fiber, it promotes digestion, while the active components in
    capsules taste completely neutral, and are easy to swallow       carob fiber have also been shown to reduce cholesterol
    and digest. Since the water content of the shell is low, no      levels and to contain antioxidant properties. Independent
    water penetrates the filling. For the CEO of Swiss Caps,         studies prove these health benefits. In 2002, Nutrinova
    Dieter Engel, the new capsule is a successful growth             started to market Caromax(TM). The Wiesbaden company, Dr.
    business: "We are seeing an increasing trend towards             Wolz Zell-Hefepraeparate GmbH, is one of the first partners
    gelatine-free capsules in the dietary supplement business.       in this endeavor. Founded in 1969, the company is a market
    We have had VegaGels(TM) on the market for two years and         leader in Germany in yeast-based products to promote good
    sold several hundred million capsules in 2002." Engel            health. "Our customers expect us to deliver new, natural
    expects additional market opportunities through the              products with real benefits and at reasonable prices.
    combination of DHA extracted from naturally occurring            Caromax(TM) fulfills these expectations," says managing
    microalgae and the soft
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                                  [PICTURE OMITTED]               [PICTURE OMITTED]



1. Strict quality con-   2a/b. Swiss Caps       3. Dr. Thomas Kiy,        4. A product based          tree, containing
trol of the VegaGels(TM) produces both          head of DHActive(TM) for  on Nutrinova's Caromax(TM)  antioxidants, and offering
is a top priority at     vegetarian and         Nutrinova, and Dieter     fiber will be sold          cholesterol-reducing
Swiss Caps.              conventional soft      Engel, CEO Swiss Caps     in pharmacies under         benefits.
                         capsules using rotary  AG, want to launch        the brand name
                         die technology. In a   DHActive(TM) on the       "Cholesterinreduktion
                         single work process,   market. Production of     Dr. Wolz". Caromax(TM)
                         the capsule halves are the oil is already        is a natural, plant-based
                         produced, the filling  underway. Encapsulation   dietary fiber derived
                         metered in by vol-     is being prepared.        from the pod of the carob
                         ume, and the capsules
                         sealed.


    director Dr. Georg Wolz, as he explains the reasons for          To position the new product on the market, Dr. Wolz
    entering into a partnership. "Caromax (TM) is a new dietary      Zell-Hefepraeparate GmbH is organizing the marketing and
    fiber which comprises the entire spectrum of valuable            Nutrinova the scientific studies of the health effects of
    plant-based components, not just a single active                 carob fiber. With a view to the future, Nutrinova is
    ingredient."                                                     continuing to develop Caromax(TM), for example, to improve its taste, consistency and suitability for beverages and to
    In contrast to other dietary fibers, such as oat bran,           meet the demands of customers and markets.<
    Caromax(TM) demonstrates clear advantages. It tastes good, is easy to process, and reduces cholesterol better then any
    other dietary fiber. "We will position ourselves well with       1 BEN LONGMAN (2001): "FUTURE INNOVATIONS IN FOOD 2001",
    this new product," says Dr. Georg Wolz convincingly.               REUTERS BUSINESS INSIGHT, P. 44

    JOINT MARKET LAUNCH

    The most important sales channel for "Cholesterinreduktion
    Dr. Wolz" are pharmacies. Customers often turn to
    pharmacists for advice. For the first time, they will have the only antioxidative fiber available that can also lower cholesterol. Together with the leading health food store
    chain Neuform, Dr. Georg Wolz is establishing another chain of distribution to market the product.
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                               [PICTURE OMITTED]










III  CAPTURE MARKETS

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                               [PICTURE OMITTED]
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                               [PICTURE OMITTED]
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                                                        GROWTH & PRODUCTIVITY 41

Celanese prospers in Asia: With around half the world's population Asia's economic potential is enormous. However, the region's development has not been without its ups and downs. Since the bubble burst at the end of the 1980s and property and real estate prices began to tumble, the Japanese economy has been struggling to find a firm footing. Despite both the lingering effects of the financial crisis of 1997-1998 and the slowdown in the global economy, the mood in the ASEAN countries is cautiously optimistic. In China, the future looks bright, and the country's youth are rejoicing in the lights which illuminate the major cities and symbolize a standard of living that is rising - like the skyscrapers - to levels beyond their parents' wildest dreams. By focusing on developing and cultivating personal relationships and on being an efficient and reliable business partner, Celanese has successfully adapted to the ever changing environment and is thriving in Asia. In 2002, Celanese AG's consolidated business in the region generated sales constituting around 11 % of group sales. However this does not include joint venture partnerships based in

Japan, China and Korea. The inclusion of sales from these non-consolidated businesses would increase the percentage of group sales to around 15 %. By the end of the decade, Asia is expected to account for as much as 25 % of sales.

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                                                                                                         GROWTH & PRODUCTIVITY 43



                                                                                               [PICTURE OMITTED]



POLYPLASTICS - A PINNACLE OF SUCCESS

Celanese made its first significant investment into Asia in 1962 when it founded
Polyplastics - a joint venture with the Japanese company Daicel Chemical
Industries. Polyplastics focused on marketing to begin with, but by 1968, it was already manufacturing the polymer polyacetal. Thanks to the pragmatic and hands-off approach of its shareholders, the company has since developed into one of the oldest and most successful joint ventures in Japan.


    "At first, Japan was very much a Far Eastern culture and         joint development of technology pertaining to the
    extremely alien to Celanese. They could not understand the       composition, process engineering, and application
    Japanese mentality and management style, and so they             development of polyacetal products, and they have mutually
    entrusted us with everything," says Yasumasa Komura, CEO of      benefited from the developments through a reciprocal
    Polyplastics. He says the relationship between Polyplastics      licensing arrangement. Polyplastics markets its polyacetal
    and Celanese/Ticona has had three elements - the                 products under the brand name Duracon(R) and distributes
    relationship between shareholder and shareholding, the           Ticona's Celcon(R) branded polyacetal products.
    relationship between licenser and licensee, and finally as
    partners in marketing development. "In all three roles,          Similarly, Polyplastics manufactures and markets liquid
    Celanese/Ticona has played an important part in our success.     crystal polymers under the brandname Vectra(R). The
    If Ticona had only been interested in the cash return on         technology and brandname were originally licensed to
    investment, we would not have been in a position to              Polyplastics by Ticona in the mid-1980s and have been
    accumulate funds and to invest in plant, technology and          co-developed over the years through a joint development
    human resources. There is more than one kind of dividend,"       arrangement between Ticona and Polyplastics. Polyplastics
    says Komura.                                                     also manufactures PBT polyester engineering resins in a
                                                                     joint venture with Teijin called WinTech, which is majority
    COOPERATION REAPS REWARDS                                        owned by Polyplastics. Polyester products are marketed under the brandname Duranex(R), and polyphenylene sulfide, which
    Polyplastics was founded on the basis of polyacetal              the company purchases from Kureha Chemical Industry Co.,
    technology licensed from Celanese. Since then, the               Ltd., under the brand name Fortron(R).
    engineering resins businesses of Celanese, Ticona and
    Polyplastics have conducted
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44 GROWTH & PRODUCTIVITY

1. Producing poly-  2. Located on the        3. Vectra is produced     4. With 100,000 me-
mers against the    Pacific Ocean, Fuji      under license from        tric tons of capacity,
magical backdrop    City is a major hub for  Ticona - here it awaits   the POM plant in Fuji
of Japan's highest  chemicals production     transport to custom-      City is the biggest in
mountain Mt. Fuji.  with rail, road and sea  ers.                      the world.
                    transport facilities.



    The collaboration between Ticona and Polyplastics through        and this is offsetting current weakness in Japan. But with
    the joint development and distribution arrangements gives        demand in China growing at around 10 % a year and having
    both companies a competitive advantage in servicing global       already reached 100,000 tons a year, there is obvious need
    customers - such as automotive and electronics companies -       for expansion.
    who have development and production facilities in multiple
    regions of the world.                                            Polyplastics is taking full advantage of this opportunity
                                                                     and will be the lead company in a venture that includes
    "The close links between the two companies have been             Mitsubishi Gas Chemical Company Inc., Korea Engineering
    particularly useful in the case of western transplants -         Plastics Co. Ltd (see box) and Ticona to construct a
    western companies which are shifting their production base       worldscale 60,000 metric ton polyacetal facility in Nantong,
    to Asia. Most of these are in the automotive industry and        near Shanghai. Engineering and site preparation have
    the first information and contact details often come from        commenced, and groundbreaking is scheduled for the second
    Ticona," says Katsuhiko Takahashi, Managing Director and         quarter of 2003. The plant is expected to start operations
    General Manager of the Sales and Marketing Division.             in the second quarter of 2005.

    Following its foundation, Polyplastics quickly established       "The challenges of globalization and the difficult
    itself as a premier supplier of engineering polymers in          economic situation in Japan made us change our mind-set from
    Japan and now achieves annual sales of around (euro) 500         a limited to a global point of view. Ticona played an
    million with its 1,400 employees.                                important role in connecting Polyplastics, KEP and
                                                                     Mitsubishi Gas Chemical. Without Ticona, we would not have
    CURRENT AND FUTURE PRODUCTION PLANTS                             changed our mind-set and would not have been able to spread the risk of our investment in China," says Komura. Still,
    Polyplastics' Japanese production plant is located in Fuji       the risks of the venture would appear to be limited at the
    City. Nestled between Mount Fuji on the one side and the         moment. Motoshi Sawada, Managing Director and General
    Pacific Ocean on the other, it has grown to become the           Manager of the Production Division, reckons growth in POM
    biggest POM plant in the world with a production capacity of     demand will continue to rise at current rates at least until
    100,000 metric tons a year. It also has a compounding            2008, when the Olympic Games will be held in China.
    facility to produce Fortron(R), and manufactures PBT and
    Vectra(R). As a company, Polyplastics has closely tracked        ADAPTING TO CHANGE IN THE
    economic developments in Asia and has always been on the         ASIAN BUSINESS ENVIRONMENT
    look-out for growth opportunities. Since it was founded, it
    has expanded its Fuji plant several times and constructed a      As the POM product continues to mature, more focus is being
    new 20,000 ton POM plant in Taiwan and a 30,000 ton facility     applied to technical expertise to develop specialty acetals
    in Malaysia. Vigorous economic activity in China is              which meet new market needs. In order to achieve this,
    currently enabling Polyplastics to optimize production rates     Polyplastics has redeployed the research and development
    at its facilities to satisfy strong demand for polyacetal,       facilities at its Fuji plant, and has recently launched a
                                                                     new type of polyacetal resin. These new specialty
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46 GROWTH & PRODUCTIVITY




                       [PICTURE OMITTED]


                                               5. Yasumasa Komura,
                                               President and CEO of
                                               Polyplastics, directs
                                               operations from his
                                               office in downtown
                                               Tokyo.


    polymer products, which have additional strength over            influencing the way the company does business on its home
    traditional co-polymer polyacetals, are in development and       ground. In the past, Polyplastics conducted its sales
    are targeted for use in new markets as well as the               virtually exclusively through Japanese trading companies,
    traditional markets of automobiles, electrical and electronic    and contact with customers was with support from the
    appliances, office machinery and industrial equipment.           Technical Service Centers. This situation is changing, and although currently around 80 % of business is still being
    Another consequence of changing market dynamics in Japan is      carried out via trading companies, this percentage is
    that the so-called Technical Service Centers - where             diminishing. "Japan is changing a bit. It's rather a
    Polyplastics and its customers can work on the development       balancing act, but we are adopting some U.S. business
    of new applications - are looking to charge their customers      practices and more and more Japanese managers are being
    for their services. This will begin with Computer Aided          educated there," says Komura. But the cornerstone of
    Engineering (CAE). "Our CAE capability is better than that       Japanese business practices - customer relationship
    of most of our customers, so we can reasonably ask for           management - is alive and kicking. Like many of his
    compensation," says Managing Director and General Manager of     colleagues, the aficionado of traditional Japanese Noh and
    the R&D division Tsuneyoshi Okada.                               Kabuki dramatic art is on the golf course with customers
                                                                     every weekend.<
    The company's strategy is to raise the performance of the
    centers further by improving accuracy through new simulation methods and by optimizing material data. In addition, a new technical support web-site has been launched which has
    already been joined by around 1,000 engineers. "Young
    engineers, in particular, are different than their older
    counterparts. For them, speed is of the essence and more
    important than a face-to-face meeting," says Okada. The
    change in the Polyplastics mind-set is also
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                               [PICTURE OMITTED]




     KOREA ENGINEERING PLASTICS

     At the end of 1999, Celanese AG acquired a 50 percent share in Korea
     Engineering Plastics Co., Ltd. (KEP) from the Korean Hyosung Corporation, thus strengthening its position in the Asia-Pacific region. KEP was incorporated in 1987 as a joint venture between Hyosung and the Japanese firm Mitsubishi Gas Chemical Corporation. With around 150 employees in production, research and marketing, the company is the leading supplier of polyacetal in its domestic market.

     Using technology licensed from Mitsubishi Gas Chemical, KEP produces POM at its 55,000 metric ton plant in Ulsan, South Korea, and markets it under the Kepital(R) brandname. The company is market leader in its domestic market.
     KEP offers its customers a selection of polyacetal products with improved heat resistance, long-term dimensional stability, and fatigue and creep resistance.

     Cooperation between KEP and Ticona is being intensified with the agreement to construct a world-scale 60,000 metric ton POM facility in China. The new plant, which will use technology owned by Ticona and Polyplastics, represents the first time Polyplastics, Mitsubishi Gas Chemical, KEP and Ticona have worked together on a project.

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                                                                                                          GROWTH & PRODUCTIVITY 49


                                                                                           [PICTURE OMITTED]




CELANESE CHEMICALS - WHERE EAST MEETS WEST

Many of Celanese Chemicals' products are relatively mature so that maintaining their excellent market positions in Europe and the U.S. will only translate into growth at around GDP levels, or a solid 2-3 % per year. To meet the company's growth and productivity goals, Celanese needs to participate in the opportunities being generated in the developing economies of the world, particularly in Asia.

    Not all Asian countries are consumer driven economies yet,       The Jurong Island concept was still a work-in-progress, but
    but they are increasingly becoming production centers for        it was clear that Singapore was committed to helping create
    goods moving to the consumer markets of Europe and North         the infrastructure needed for success. Today, the island is
    America. This creates the jobs and incomes that will             a global model of an integrated site, providing basic
    eventually lead to an ever growing consumer market in Asia.      infrastructure with nearby access to supplies and, best of
    It may be some time before the growth reaches the levels         all, customers.
    that characterized precrisis Asia, but several economies
    such as those in China, Korea, Thailand and India, are           Celanese Chemicals has been producing in Singapore since
    repeatedly hitting high levels, even in the quiet economic       1997 when it opened its 170,000 metric ton vinyl acetate
    times of the past few years. Asian markets are the economic      plant. In 2000, two additional plants were inaugurated, one
    growth engines that will drive our future.                       for the production of ethyl and butyl acetate with a
                                                                     combined production capacity of 100,000 metric tons, and the
    SETTING UP IN SINGAPORE                                          other a state-of-the-art acetic acid plant with an annual
                                                                     capacity of more than 500,000 metric tons.
    In the early 1990s, when Celanese Chemicals decided to build
    a vinyl acetate unit in Southeast Asia to serve the fastest      The Singapore acetic acid plant uses the same leading
    growing region of the world, a number of sites were              methanol carbonylation technology that is used at the
    evaluated. Singapore was selected because it presented a         company's largest 1.2 million metric ton plant in Clear
    strong pro-business approach and was extremely helpful in        Lake, Texas. Celanese's success is largely based on this
    accommodating the company's needs.                               highly efficient know-how, which employs the carbonylation of
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    methanol. Research has yielded a long history of                 "Some may have better freight cost situations, but our
    improvements to this technology, enabling Celanese to expand     excellent acetic acid technology overwhelms any such
    the capacity of the Clear Lake plant from 590,000 metric         disadvantage."
    tons in 1995 to currently 1.2 million. The implementation of
    the latest AO Plus(TM) technology in Singapore would allow       GROWTH OPPORTUNITIES
    the capacity of the plant to be doubled from current levels.
    Similarly, Celanese has also been successful in achieving        Celanese Chemicals is always on the look-out for
    breakthroughs in its vinyl acetate monomer technology. The       opportunities to invest, either in Singapore or other areas
    latest significant improvement, entitled Vantage(TM), has        including China. "Our options include expanding our existing
    allowed the company to significantly increase production         franchises in acetic acid and vinyl acetate, but we are also
    efficiencies and further lower operating costs. It also          on the look-out for opportunities to invest in extending our
    provides Celanese with the possibility of adding production      value chain. Growth is our goal and we expect Asia to
    capacity equivalent to a world-scale plant at 10-15 percent      continue to expand its position as a supplier to Europe and
    of the cost of building a grass roots unit. Thus Celanese is     North America. New investments can also help feed the demand
    in a position to effectively meet the growing demands of the     that supports the growing consumer markets here," says
    vinyl acetate monomer market in Asia.                            McGinn. In China, Celanese Chemicals has multiple
                                                                     representative offices that were established to help liaise
    "We are an Asian producer now. For vinyl acetate, acetic         with potential customers paying in U.S. dollars. Recently, a
    acid and acetic acid esters, we can compete with anyone          trading company has been added in Shanghai that allows
    here," says George McGinn, Managing Director of Celanese         invoicing in local currency as well. Business in China
    Pte Ltd.                                                         continues to be complex. Frequently, end-users have to go
                                                                     through local trading
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                             1. In Singapore         2. George McGinn is   3. The Celanese       4. The three Celanese
                             Celanese operates a     Managing Director of  Chemicals site is     plants for producing
                             highly efficient acetyl Celanese Pte Ltd. in  located on Jurong     acetic acid, acetic
                             complex.                Singapore.            Island off the coast  anhydride and vinyl
                                                                           of Singapore. The     acetate are operated
                                                                           chemical complex is   from an integrated
                                                                           a global model of an  control station.
                                                                           integrated site.



    companies to finance imports as foreign currency continues       "Building this kind of link to our customers is one way we
    to be available on a limited basis. Gradually, as China          differentiate ourselves in the marketplace. The other is the
    implements new policies to introduce World Trade                 strong presence of our local representatives, people who
    Organization practices, this will become easier. For now,        know the language, the culture and the local business
    almost all sales require letters of credit, adding               environment. We are extremely proud of the customer team we
    complexity to an already complex transaction.                    have built in Asia and believe their enthusiasm and
                                                                     professionalism give us a significant competitive
    For the Celanese Chemicals operation in Singapore, eCommerce     advantage." <
    solutions are becoming increasingly important. Almost 25 %
    of transactions start with an order entered in ChemVIP,
    Celanese's own eCommerce site. "Our new capability to allow customers to track shipments makes this an attractive way to do business with us, and it provides timely feedback on the whereabouts of shipments," says McGinn.
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                                                    [PICTURE OMITTED]




CHINESE FILTERS

"Celanese has always manufactured the premier raw material for cigarette filters
- cellulose acetate tow. The question was whether we could successfully access the potential of the largest market in the world through joint venture manufacturing facilities in China. We are pleased to report that acetate is the number one filter choice in China as it is in the rest of the world, and business prospects for the future are looking good," says Ron Norman, Head of the joint venture plant in Zhuhai, China.


    THREE CHINESE JOINT VENTURES                                     was already providing substantial quantities of acetate tow from its U.S., Canadian, and Mexican plants.
    The Chinese government put out feelers in the early 1980s to
    the various acetate manufacturers with the purpose of            The first project began with a plant in Nantong, close to
    finding a joint venture partner to build an acetate tow          Shanghai, which commenced production of acetate tow in 1989.
    plant in China. Celanese was the successful negotiator and       Acetate flake production, the raw material for tow, was
    the seed was sown for what has become an extremely fruitful      added in 1994. Since then, the site has been expanded
    partnership. By the time the first joint venture contract        several times through the addition of new
    was signed in 1987, Celanese
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    machines and de-bottlenecking. Two additional acetate tow        viding the technology which was used to set up the joint
    plants were established in Kunming and Zhuhai in 1995. And       ventures, Celanese has been the trading partner for large
    recently, Celanese and its joint venture partner China           quantities of tow required to fill the gap between local
    National Tobacco Corporation completed a feasibility study       demand and domestic production. "Thus, we have been able to
    for further expansion of all three sites. "We've been            reach a relationship which guarantees trading volumes, and
    successful here and we continue to be successful. The return     that has been very important over the years," says Norman.
    on investment is good, and the future looks bright," says
    Ron Norman, General Manager of the plant in the new economic     Initially, Celanese had enough surplus equipment left over
    development zone in Zhuhai. "Our success is the result of a      after ceasing the U.S. production of tri-acetate fibers to
    mutually beneficial partnership. Since our partner, the          equip the sites. But as one expansion followed the other,
    China National Tobacco Corporation, is also our customer,        further equipment became necessary. Most of this was sourced
    this is a captive market, but quality is still very              domestically, taking advantage of the substantially lower
    important. We just have the traditional manufacturing            cost of locally produced components. Some equipment
    challenges of making a quality product, making as much as we     continues to be manufactured outside China because domestic
    can, and reducing costs."                                        technology is not yet established and, of course, some
                                                                     technology is proprietary.
    TRADE FOR TECHNOLOGY
                                                                     CULTURAL BLENDING
    Also contributing to Celanese's success are trade-
    for-technology agreements signed concurrently with the joint     Celanese's achievements in China would not have been
    venture contracts. According to this arrangement, partially      possible without a high degree of cultural
    in exchange for pro-

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                                                                                                           GROWTH & PRODUCTIVITY 55



[PICTURE OMITTED]    [PICTURE OMITTED]



1. Quality control in 2. Cellulose acetate is 3. Chinese and U.S.  4. Ron Norman        important to         It goes along with
Zhuhai - not all the  mixed with acetone      managers rotate at   attaches great       quality. It goes     doing things right on
acetate tow makes     before it goes on to    the joint venture    importance to        with the mind-set.   target and right on
it to the customer    be filtered at high     sites. Ron Norman    the look of the      You come here and    spec. It doesn't cost
- and not everyone    temperature. Only       is currently General site. "It is         it's spotless and    much more but it sure
is permitted to take  then is it ready for    Manager of the       hard to quantify     things are polished. makes a difference
photographs.          extrusion.              Zhuhai plant.        but the housekeeping                      to attitudes."
                                                                   and appearance of
                                                                   the site are


    blending. "Aside from traditional challenges, the biggest is     bers. We're also finding that good ideas are being generated
    blending the cultures," says Norman. "We find we share           which we can transfer to other plants." Celanese Acetate
    end-objectives - that is to say we want to reward investors;     expects the Chinese acetate tow market to grow at around an
    we want to have employees who are challenged and happy to        average 1.5 % per year in the 2001-2006 period. That growth
    work here and we want to pay them well; we want to take care     could be significantly higher if acetate continues to
    of the environment and have a safe place to work; and we         replace polypropylene filters which now account for about 20%
    want customers to be happy and to want our product. But as       of the filter market in China. This compares favorably
    managers we must understand that we can't always see eye-to-     with western Europe, where growth is expected to be only a
    eye on how to get there, and this is especially true when        minimal 0.5 %, and North America, where the market is
    you have a blend of cultures as in the case of the U.S. and      actually shrinking. The outlook in the rest of the Asia-
    China. One of our contributions is to introduce western          Pacific region also remains solid and growth is anticipated
    management techniques to the joint venture organization, but     to be around 2 %, but the sheer size of the Chinese market
    in the end management is a blend of both cultures."              makes it the most attractive country to invest in.

    Norman cites jobs as an example. "It is part of the Chinese      Success in China has been and will continue to be an
    culture to want to create jobs, regardless of whether it is      important element of the Celanese Acetate strategy.<
    efficient to do so. This is an issue which we sometimes
    struggle with in our management meetings. But at the end of the day, it's the success of the venture which counts. Our
    China joint ventures are very efficient - downtimes and
    yields are very impressive - really enviable num-
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                               [PICTURE OMITTED]










IV  DRIVE PRODUCTIVITY

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                                                                                                        GROWTH & PRODUCTIVITY 59


                                                                                        [PICTURE OMITTED]    [PICTURE OMITTED]



THE HEAT IS ON

John McCall, Master Black Belt from Pampa, and Seth Summerlin, Black Belt from
Bishop, report on their Six Sigma projects to save energy.


    < John, what is a Six Sigma Black Belt?                          < What is your Six Sigma project on energy?

    > A Black Belt is an expert in process improvement. Black        > My most important project has been to use the energy
    Belts use the Six Sigma tools they are provided during four      sources in Pampa more efficiently. Pampa's energy comes from
    weeks of training to analyze why processes aren't running        generating steam in two coal-fired boilers. The market price
    smoothly and what is causing work and production processes       of coal does not vary as much as natural gas and is less
    to deviate from their ideal course. This variability costs       expensive. This steam is then used to make electricity. At
    money. Measures to reduce this variability to an absolute        the end of the day, the goal is to generate more power, but
    minimum have to be developed together with the employees who     use less coal. The measures employed to accomplish this are
    are involved in the process. The goal is to reach the            extremely varied, ranging from more efficient combustion to
    highest level of efficiency possible. A Black Belt is really     recycling waste gases for combustion to optimizing the
    a quality fanatic.                                               cooling systems. This energy reduction project will also
                                                                     bring environmental benefits to the company.
    In addition to Black Belts, there are also Green Belts and
    Master Black Belts. Green Belts receive two weeks of
    training and tend to work on smaller or less complicated         < And Seth, what is your project?
    projects than the Black Belts. Master Black Belts receive
    several weeks of training beyond Black Belts and are the         > In contrast to John, I am not responsible for a
    company specialists in Six Sigma.                                plant-scale energy project, but for energy reduction in
                                                                     various Celanese Chemicals production units at the Bishop
    As a Master Black Belt, I also train others in the Six Sigma     site. For example, one of my projects focused on reducing
    methodology. More than eighty employees - mostly engineers       the amount of water supplied to the reaction of
    and chemists - are already working as Black Belts. We            trimethylolpropane (TMP), resulting in lower evaporation
    implemented Six Sigma projects in production. Meanwhile we       energy consumption. TMP is used to manufacture feedstock for
    have also included the supply chain and administration. Our      enamels, polyurethane, and high-temperature lubricants. I
    goal is for each Black Belt to generate cost savings of one      have also been involved in increasing the production volume
    million Euros per year.                                          of pentaerythritol (PE) while using the same
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                               [PICTURE OMITTED]            Due to cost, the           Black Belt, is respon-
                                                            energy supply at the       sible for ensuring
                                                            Pampa, Texas, site is      that coal is used as
                                                            based in coal. As part     efficiently and in as
                                                            of a Six Sigma project,    an environmentally
                                                            John McCall, chemical      friendly manner as
                                                            engineer and Master        possible.




    amount of energy. PE is an important raw material in oil         able to identify some of the "low hanging fruit" and achieve
    paints and synthetic lubricants.                                 quick improvements in energy or efficiency.

    < John, can you explain how one goes about defining and          The final step of the project is the control phase. This is
    implementing a Six Sigma project?                                very important as it ensures that the savings are
                                                                     sustainable. Sometimes, the control phase requires
    >A Six Sigma project has five key steps - define, measure,       installation of additional instrumentation in the process.
    analyze, improve, and control, or DMAIC. The first step,         However, in many cases, it requires only a change in
    after organizing a diverse cross-functional team, is to map      procedures and/or additional training.
    out the process. Key issues from the process map discussions
    are prioritized using a cause and effect matrix and other        < Seth, based on your experience, what project elements are
    tools. You can't work on and improve everything all at once.     particularly important to the improvement process?
    You have to ask yourself: What is a particularly burning
    need? What will bring the most money in the shortest amount      > One element that is critical is establishing a new
    of time? What are the customer requirements? We then have to     culture. A key advantage of Six Sigma is that the project
    obtain and analyze the data, for example on steam                leaders, that is the Black and Green Belts, talk the same
    production.                                                      language. We measure and analyze the processes in Edmonton and Oberhausen the same way as in Cangrejera and in
    A Black Belt defines the ways to improve the process based       Singapore. I have never been to the Pampa plant before, but
    on data. They are then in a clear position to tell the           I immediately understood the problems John faces here. Black
    management at the business: If you do this and that, then        Belts can be sent to
    you will save so much money. Sometimes, the Black Belt is
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                                                                                                         GROWTH & PRODUCTIVITY 61

1a/b. Pampa, situated     tives and solvents. In   2. John McCall oc-
in the Great Plains       January, 2002, Pampa     casionally glances at
area of Northwest         celebrated its 50th      the fruits of his labor
Texas, is the com-        anniversary.             - highly efficient                        [PICTURE OMITTED]
pany's third largest                               power generation in
production site for                                Pampa's turbine
acetic acid, its deriva-                           room.



    any site and any work area regardless of whether the project     give a team a very ambitious Six Sigma efficiency goal, you
    is operational or transactional.                                 can hardly stop them after that.

    Another element that is crucial is questioning the current,      < John, what results has your Six Sigma project in Pampa
    or "As-Is" state. It is particularly important for the Black     yielded so far?
    Belts to get their teams to challenge many of the ways
    things have been done in the past. People are often too          > We have never used steam to generate power more
    quick to come up with answers: I know what the                   efficiently in Pampa than we are now after the Six Sigma
    problem/solution is, we've always done it like this, it          project. In the end we saved a great deal of money. To be
    doesn't work any other way, etc. The answer should always be     more precise, the project generated about $625,000 in cost
    at the end of the Six Sigma process, not at the beginning.       savings per year.

    A third important element is ensuring that all the people        < Seth, what do things look like for you?
    affected by the process participate in finding a solution.
    The process from the operator's perspective can be far           > I have saved around $800,000 on steam consumption in my
    different than how it is understood by maintenance personnel     projects in Bishop. We are now broadening our focus from
    or process engineers. If everyone understands the entire         simply saving energy to reducing fixed costs as well as
    process and sees that they can make a contribution to the        focusing on growth by increasing production capacities.
    improvement process, this gives an enormous motivation
    boost. Once you


CELANESE RELIES ON SIX SIGMA

Six Sigma is a quality improvement philosophy, which relies on statistical methods to analyze and eliminate variability from the ideal process. Six Sigma limits defects to 3.4 per million opportunities, which means that 99.99966 per cent of all opportunities lie within the specification limits. Six Sigma originally stood for a variation of six standard deviations from the mean value
(micron) of an exactly centered normal distribution. Companies which have been rigorously using Six Sigma for many years, such as Dow and General Electric, have already saved billions. Celanese has been implementing Six Sigma in production as well as in administration since 2001. The initial cost-saving effects look very promising.
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                                                                                                      GROWTH & PRODUCTIVITY 63

GOING TO THE LIMIT

Large-scale production of chemicals depends a great deal on process technology. In a market where price and supplier reliability count, all production and supply processes have to be extremely efficient. APC is the first step.




"We need to move from APC to RTOpt if we want to completely      to make the moves. In APC, we gathered all the expertise
exhaust all possibilities with MBC." Process engineers love      from the unit and came up with a foundation for APC, so that
to talk in acronyms. This enables them to speak as precisely     the operators do not have to remember every little point
as possible, while saving time in the process. Jim Conner,       themselves. It's all in APC now." John Ruiz and his shift
Director of Operations and Technology for the Acetyls            colleagues sit like vigilant air traffic controllers in a
business line, is constantly traveling the Celanese globe to     semi-darkened room, their eyes glued to a large flat screen,
focus on improving the manufacturing processes and their         which displays a diagram of the entire VAM production
profitability. For him, everything revolves around               process. If you touch individual process points on the
increasing efficiency. APC, RTOpt, and MBC stand for the         screen, the diagram displays a higher degree of detail. APC
sophisticated tools currently being used to control and          is based on multi-variable, predicative logic, which means
optimize chemical production processes. "Model Based Control     that around 400 process parameters are monitored. By
(MBC) is all about squeezing more out of what you have           constantly comparing them with a mathematical model, APC
already invested in - taking good process technologies and       recognizes deviations from the optimum parameter setting in
then doing things even better," says Conner.                     advance and can avoid problems by taking counter measures.
                                                                 APC is thus similar to the Six Sigma approach, which focuses
Jim Conner is responsible for the production of vinyl            on using statistical methods to tolerate processes with a
acetate monomer and other products in the Acetyls value          standard deviation of 0.000003 or less.
chain at Celanese sites around the world. These advanced
process control (APC) projects are very important to             Since Jim Conner hates variability, he is completely sold on
Celanese's strategy to steadily drive down the cost of           APC. "APC is the path of lower variability, thus eliminating
production. These projects generate significant savings in       issues of operator vigilance and drift." For example, the
energy and raw materials while simultaneously increasing the     oxygen content in the reaction phase of ethylene and acetic
yield, that is, the capacity. However, achieving the goal        acid, the two most important raw materials for VAM
represents a unique challenge in conveying and applying          production, is subject to variability. During the
technical know-how.                                              distillation process, the water which inevitably forms in
                                                                 the reaction loop must be separated using the least amount
DEVIATIONS ARE NOT TOLERATED                                     of energy possible. In both cases, optimization means trying to prevent variability or keeping it at an absolute minimum
Celanese VAM plants are guided by process control systems.       in order to bring the relevant process variables as close to
In the control station of each plant, process parameters are     the maximum economic value as possible.
queried and the production process is electronically
monitored and optimized. Advanced Process Control has            TAKING IT TO A SPECIFIC POINT, BUT NOT BEYOND
elevated this control process to a new level. John Ruiz, VAM
plant operator in Clear Lake, describes the difference: "To      In VAM production, certain parameters deemed essential to
operate optimally in the past, we had to count on everybody      safety are not allowed to be exceeded. In traditional
remembering all the set points that tie in in order              process control, safety concerns required that higher limits be set on constraints to accommodate the variability that
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64 GROWTH & PRODUCTIVITY


1. In spite of electro-  2. Plant operator
nic process control      Kevin Simmons
at the VAM plant in      (front) and John Ruiz
Clear Lake, Texas,       (middle) report to                                           [PICTURE OMITTED]
the shift team has to    Jim Conner (back)
know the actual plant    on their experiences
by heart, both inside    with APC.
and out.



occurs in the reaction loop. That meant that it was              real-time optimizer system, or RTO. RTO incorporates the
impossible to optimize the use of energy and raw materials.      experiences from APC into a thermodynamic model, which uses
With APC's precision and process manipulation, Celanese          greater computational power to simultaneously solve both
engineers and plant operators can successfully approach          mass and energy balances, that is, the variable costs for
optimal reaction points without compromising plant safety.       raw materials, energy and waste. The leading software
                                                                 company for process technology in the chemical industry,
GETTING MORE WITH LESS                                           Aspen Technology of Cambridge, Massachusetts, is supporting
                                                                 Celanese in introducing APC and RTO. RTO will generate a
Efficient use of energy and raw materials to achieve cost        significant amount of additional cost savings in VAM.
savings is only one of APC's advantages. "The big returns        Celanese is in the process of implementing MBC to control
will come from additional capacity," says Jim Conner             all the plants in its Acetyls chain and to train its staff
emphatically. Based on experience in the industry so far,        in this system.<
the benefit from extra capacity normally runs at a 3-5
multiple of the benefits from cost reduction alone. But to
achieve this, it is necessary to move from an APC system to
a



     CELANESE IS A GLOBAL LEADER IN VINYL ACETATE MONOMER
     Vinyl acetate monomer (VAM), which is produced from ethylene and acetic acid using a fixed bed catalyst, is an important link in Celanese's strong
     Acetyls chain. With the help of its trademark VAntage(TM) technology, Celanese recently made significant increases in production efficiency at its six production sites in Bay City, Clear Lake, Frankfurt, Singapore,
     Tarragona and Cangrejera. Celanese produces around 1.2 million metric tons of VAM a year and has a global market share of around 25 %. Nearly half of all VAM produced is a feedstock for emulsions, which, in turn, are used to manufacture paints, adhesives and coatings. Celanese is the largest producer of polyvinyl emulsions in Europe. Another 30 % of VAM is processed into polyvinyl alcohol (PVOH), a chemical employed in a broad range of applications in the construction, film, polymer, paper and textile industries, etc. Celanese is the second largest PVOH producer worldwide.

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                                                        GROWTH & PRODUCTIVITY 65


                                            [PICTURE OMITTED]




[PICTURE OMITTED]







                    STRAIGHT UP

                    Paul gives a skeptical look upwards at a footlong platform that is 6 inches wide at most. This has been mounted to the top of a ladder nearly 20 feet high, which is standing in the middle of an open field - suspended is actually a better description. The ladder is only in an upright position because four team members are holding stabilizing ropes in their hands.

                    The description of the task sounds relatively simple: climb the ladder, step up onto the platform with both feet, stay there for five seconds and then let yourself fall backwards.
                    Four other team members who are holding safety ropes attached to Paul's back will pull them tight, enabling him to be safely lowered to the ground. Halfway up the ladder, at the latest, Paul realizes that it will take more than his own courage and skills to reach the top. Much more than that, there has got to be good communication between him and his colleagues holding the ropes, as well as trust in the other four who are supposed to catch him if he falls.
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66 GROWTH & PRODUCTIVITY


[PICTURE OMITTED] [PICTURE OMITTED] [PICTURE OMITTED]                              [PICTURE OMITTED]







1.The first task of all   2. Safety comes first.
is a thorough team        In the event that a
meeting. Approaches       participant loses his
to a solution             balance, he must rely                                    [PICTURE OMITTED]
are developed and dis-    on team colleagues
cussed.                   to break his fall.




    What sounds very much like an episode out of an action TV       the Kick-Off Week primarily serves as a teambuilding
    series is called an "outdoor exercise" and is one component     activity, which means forming a group that works well
    of the Kick-Off Week to Celanese's ELF program. ELF stands      together, one which can take full responsibility upon itself
    for Emerging Leaders Forum and represents one module of the     for meeting a variety of challenges in a very goal-oriented
    Integrated Leadership Development Process at Celanese AG.       manner.
    The Emerging Leaders Forum is a development program for
    junior managers who have the potential to assume a global       An important aspect of the Kick-Off Week is that
    leadership position at the company within the next few          participants develop an understanding of their cultural
    years.                                                          differences and learn to deal with the individual
                                                                    personalities and working styles of each member. In this
    Team participants are consciously chosen according to the       way, the group can benefit, for instance, from the
    ONE company principle: it is an international group, with       production manager's knowledge of statics when deciding on
    members from across the global businesses and functions. The    the best way to position and stabilize the ladder; it can
    forum provides a platform, for example, for IT specialists,     also benefit from the analytical skills of a controller in a
    controlling experts, production and marketing managers from     simulation exercise where a computer code must be deciphered
    Europe, the U.S. and Asia to meet - people who probably         in 180 seconds. At the end of the day, learning together,
    never dealt with each other before in a business sense, and     giving mutual support and building confidence in each other
    are certainly not personally acquainted. Thus,                  enables team members to master the challenges they have been assigned - each individual as well as the team as a whole.
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                                                                                                        GROWTH & PRODUCTIVITY 67

THE CELANESE LEADERSHIP                   OBJECTIVES OF CORPORATE LD PROGRAMS
DEVELOPMENT PROCESS
                                                   JUNIOR TALENTS - Self-organized learning and process stewardship
In an intensive assessment pro-                                     Multicultural understanding and teamwork
cess, Celanese identifies those                                     Managing team dynamics
employees across its global                                         Operating in virtual teams
businesses who demonstrate a
high potential for assuming a             CROSS-BORDER POTENTIALS - Networking across businesses
leadership function within the                                      Visibility
company. Dependent on what                                          Understanding personal strengths & development needs
career phase they are presently                                     Creation and execution of individual development plans
in and the degree of manage-
ment competence they already                                        Understanding leadership styles
possess, potential candidates
or "high potentials," as they are               SENIOR POTENTIALS - Coaching
called, are divided into three                                      Developing others
groups: Junior Talents, Cross-                                      Providing meaningful feedback
Border Potentials and Senior                                        Empowering people
Potentials.

Celanese offers these potential
candidates special develop-
ment modules in addition to
regular management training.
The Leadership Development
Program is tailored to the
needs of the individual groups                                        [PICTURE OMITTED]
of potentials, though inter-
action with Celanese senior
management is included for all
groups.


    Apart from the outdoor training exercise, the ELF's Kick-Off     project results will be presented to the Leadership
    Week focuses on company-specific project work. The whole         Development Council at a closing event. This will be a major
    team is given a cross-divisional project assignment              opportunity for all members of the ELF program to present
    developed by the Celanese Leadership Council, which              themselves to the top management of Celanese AG as emerging
    comprises not only members of the management board, but also     leaders of tomorrow.<
    the segment business heads and the heads of Shared Services and Corporate functions. The project work is scheduled for four months. The ELF participants must complete this
    assignment alongside their normal job responsibilities; all global teamwork takes place virtually, using modern
    communication technology.

    Over the next few months, a joint goal must be reached
    across five business segments and three continents: namely, a convincing solution. The
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MANAGEMENT REPORT
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                                                                                                   MANAGEMENT REPORT SUMMARY 69


MANAGEMENT REPORT SUMMARY*


    RESULTS SIGNIFICANTLY IMPROVED DESPITE DIFFICULT MARKET        FINANCIAL SITUATION CONTINUED TO IMPROVE
    SITUATION
                                                                   One of our principles of corporate governance is to have
    In an environment characterized by weak growth in the GDP of   completely sound financial management. Thus we continued
    major economic regions, lagging demand in the chemical         to use the large cash flow from operating activities to
    industry from key downstream customers - with the exception    reduce our net financial debt. The net proceeds from
    of the comparably dynamic automobile industry and the U.S.     divestitures of (euro) 178 million, as well as favorable
    construction industry - rising oil and gas prices, as well     currency effects, also contributed to a reduction of debt.
    as marked U.S. dollar-euro currency effects, Celanese not      On December 31, 2002, our net financial debt was (euro) 497
    only improved its fi nancial position, but also increased      million, which represents a 40 % decrease from December 31,
    its profitability. Our strategy of steadily improving effi     2001.
    ciency led to a considerable increase in productivity as
    well as to an ongoing strong cash flow from operating          FOCUS ON A STEADY INCREASE IN EFFICIENCY
    activities.
       The initial phase of Celanese, characterized by company-    Since 2001, Celanese has been committed to an ambitious,
    wide restructuring activity, is now behind us. The             company-wide plan to increase efficiency and reduce our
    initiatives we implemented enabled us to reap considerable     cost base. This report presents some examples of our
    gains in 2002. We reported a significantly higher net profi    philosophy of change. All of our efficiency initiatives and
    t of (euro) 187 million compared to a net loss of (euro) 385   tools are aimed at achieving performance excellence in all
    million in 2001, or earnings per share of (euro) 3.72 (2001:   business areas and work processes. Not only tried and true
    (euro) -7.65), helped by a subtantial reduction in special     methods, but also new tools have been put to this use.
    charges from (euro) -496 million in 2001 to an income of       Successful experiences called Best Practices are shared
    (euro) 1 million in 2002. Moreover, lower average raw          across the company. The focus is mainly on scrutinizing
    material and energy costs, lower amortization expense and      conventional behaviors, and aligning all work processes to
    improved capacity utilization rates in Acetyl Products, and    competitive productivity goals and results.
    higher sales volumes for Ticona contributed to the positive result.



BUSINESSES OF CELANESE AG                  SALES BY REGION
(share of total segment sales)
                                           NAFTA                        52 %
Acetyl Products              43 %          Asia*                        11 %            *All financial data has been
Chemical Intermediates       19 %          Europe                       36 %            restated to reflect the divestiture
Technical Polymers Ticona    18 %          Other regions                 1 %            of the Trespaphan oriented
Acetate Products             16 %          *consolidated businesses                     polypropylene (OPP) films and U.S.
Performance Products          4 %                                                       amines business, which are included
                                                                                        in discontinued operations.


DEVELOPMENT OF RAW MATERIAL/ENERGY PRICES IN 2002


                                                                     o Henry Hub Natural Gas
                                                                       Price ($ per 100 000 Btu)

                                                                     o Propylene (C Grade) in US
                                                                       Gulf Spot US$/bbl
                       [PERFORMANCE GRAPH]
                                                                     o Crude oil, West Texas Inter-
                                                                       mediate US$/bbl

                                                                     o Ethylene US Gulf Spot
                                                                       US$/bbl

                                                                     Source: ICIS-LOR,
                                                                     US-Energy Information
                                                                     Administration


The raw material          In 2002, we mainly focused on operational and        Selling, general and administrative expenses
and energy prices      administrative areas. The Focus and Forward          decreased by 15 % to (euro) 471 million compared
have a major impact    initiatives yielded a total of around (euro) 100     to the prior year mainly driven by a decline in
on sales revenue.      million in savings. Six Sigma, the extremely         amortization expense. The decline in amortization
Thus the natural       ambitious and comprehensive efficiency and quality   expense is due to the implementation of Financial
gas prices play a      improvement program that uses statistics and         Accounting Standards No. 142 "Goodwill and Other
significant role       professionally trained employees (Black Belts)       Intangible Assets" as of January 1, 2002. Trade
in determining         to achieve a near-zero rate of error supported our   working capital increased slightly over 2001.
production costs       earnings performance. In 2002, Celanese started
for  acetic acid,      with the successive implementation of a company-
ethylene for VAM,      wide SAP system (OneSAP) to standardize as many
as well as propylene   processes as possible. OneSAP will further
for oxo products.      optimize our company's business processes.
Propylene prices
rose in the first
six months, while
natural gas prices
increased mainly in
the fourth quarter.

ROADMAP TO OPERATIONAL EXCELLENCE

STREAMLINED ORGANIZATION                               EHS EXCELLENCE
Initiative "Focus" (optimizing of working              Continued improve-
capital, capital expenditure etc.) and                 ment in performance,
"Forward" (optimizing site systems, shut-              at lower costs
down of inefficient plants)

                                RAPID EXPANSION IN 2002
                                 WITH SEVERAL DIFFERENT
                                    TOOLS/INITIATIVES

SIX SIGMA                         DIGITIZATION               BEST PRACTICES,
Efficiency improvement of oper-   Advanced process control   STANDARDIZATION
ations and administrations                                   Reducing maintenance
                                                             and energy costs

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

                                                                                                     MANAGEMENT REPORT SUMMARY 71


FACTORS AFFECTING SEGMENT SALES IN                                   of the Performance Products segment, consisting of
IN PERCENT; EXCLUDING OTHER                                          Nutrinova, increased slightly as higher volumes of the high
...................................................................   intensity sweetener Sunett(R) offset price decreases.
                         VOLUME     PRICE     CURRENCY     OTHER        EBITDA excluding special charges increased by 11 % from
------------------------------------------------------------------   (euro) 398 million in 2001 to (euro) 440 million. Lower raw
Acetyl Products               4       -12           -3         0     material and energy prices in the first half of 2002, and
------------------------------------------------------------------   slightly improved demand conditions also contributed to this
Chemical Intermediates        0        -8           -3         0     positive result, although this was partially offset by
------------------------------------------------------------------   weaker pricing for our products. EBITDA as a percentage of
Acetate Products             -7         0           -5         0     sales increased to 10.2 % from 8.3 %. This positive
------------------------------------------------------------------   development reflects the initiatives to increase
Technical Polymers Ticona     4        -3           -3         0     productivity described above, which led to lower operating
------------------------------------------------------------------   costs.
Performance Products         10        -9            0         0        In 2002, we achieved an OPERATING PROFIT of (euro) 155
------------------------------------------------------------------   million compared to a loss of (euro) -488 million one year
SEGMENT TOTAL                 2        -8           -3         0     earlier. This positive development is mainly due to the
------------------------------------------------------------------   absence of special charges, lower energy and raw material
                                                                     prices as well as company-wide cost-cutting and productivity
SEGMENT EBITDA EXCLUDING                                             measures. In addition, the adoption of the SFAS No. 142 led
SPECIAL CHARGES IN (euro) MILLION                                    to lower amortization expense of (euro) 77 million.
...................................................................
                                  2002        2001        CHANGE     INVESTMENT IN GROWTH AREAS
------------------------------------------------------------------
Acetyl Products                    252         208            21%    In 2002, Celanese made further progress in enhancing the
------------------------------------------------------------------   value of its portfolio. Celanese acquired the European
Chemical Intermediates              20          30           -27%    emulsions and global emulsion powders business of Clariant
------------------------------------------------------------------   for (euro) 147 million and divested the Trespaphan OPP films
Acetate roducts                     81          91           -11%    business of the Performance Products segment for the value
------------------------------------------------------------------   of (euro) 209 million, which included the repayment of
Technical Polymers Ticona           87          52            67%    (euro) 78 million in intercompany debt that Trespaphan owed
------------------------------------------------------------------   Celanese AG, net proceeds of (euro) 112 million and a
Performance Products                55          50            10%    purchase price adjustment for liabilities assumed by the
------------------------------------------------------------------   buyer. The acquisition of the emulsions businesses extends
Other Activities                   (57)        (33)          -73%    Celanese's acetyls value chain into higher value-added
------------------------------------------------------------------   businesses and is expected to be earnings and cash flow
SEGMENT TOTAL                      440         398            11%    positive in 2003.
------------------------------------------------------------------      Celanese took a major step to address performance issues
                                                                     within the Chemical Intermediates segment in 2002. The
                                                                     company signed an agreement with Degussa AG to form a 50/50
    PROFITABILITY EVEN IN AN UNPREDICTABLE BUSINESS                  joint
    ENVIRONMENT

    Although Celanese increased sales volumes by a total of 2 % compared to the prior year in spite of 2002's weak economic environment, NET SALES declined by 9 % from (euro) 4,777 million in 2001 to (euro) 4,325 in 2002. The reasons for this decline were lower selling prices (-8 %), primarily in Acetyl Products, Chemical Intermediates and Ticona and unfavorable currency effects (-3 %). Nonetheless, Acetyl
    Products improved capacity utilization rates in the second half of the year, and pricing in Acetyl Products and Chemical Intermediates rose steadily throughout the year.
    Net sales in the Acetate Products segment decreased as lower sales volumes in acetate filament and unfavorable currency effects offset higher tow pricing and cost savings from restructuring efforts. Volumes slightly increased for Ticona, on increased demand for innovative solutions from the automotive and other end use industries, especially in Europe. Net sales

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

72 MANAGEMENT REPORT SUMMARY



    venture for their European oxo activities, which is subject     OUR EMPLOYEES PREPARE TO FACE NEW CHALLENGES
    to regulatory approval in 2003. In addition Celanese
    divested its global allylamines and U.S. alkyl amines           The number of our employees slightly declined to 10,700 in
    businesses at the end of 2002.                                  2002. This was primarily due to the restructuring of
       Celanese had capital expenditures of (euro) 218 million      businesses and sites under the Forward cost reduction
    in 2002. Major projects are described in the Letter to          initiative as well as the divestitures of Trespaphan and the
    Shareholders including the completion of a new 30,000 ton       U.S. amines business. Around 650 new employees joined the
    per year plant to produce GUR(R) in Bishop, Texas. Celanese     company in January 2003 as a result of Celanese's
    also increased its capacity for Vectra(R) liquid crystal        acquisition of the emulsions business.
    polymers in Shelby, North Carolina to 6,000 tons per year.         Around 50 % of all employees are employed in our
    In addition, Celanese began with the capacity expansion of      businesses Acetyl Products, Ticona and Performance Products.
    the Hostaform(R) plant at Kelsterbach to 100,000 tons per       Over 60 % work in the NAFTA area and over 35 % in Europe.
    year and the construction of a new plant for synthesis gas,        The success of our strategy to optimize processes, on the
    an important raw material for the production of oxo and         one hand, and to develop Celanese in profi table markets
    specialty chemicals, at its Oberhausen, Germany site.           that are close to customers and have the potential to
                                                                    increase value, on the other hand, depends on the
                                                                    capabilities of our employees. At our sites, we offer
    NUMBER OF EMPLOYEES BY REGION                                   training programs for apprentices to become chemistry lab
    (AS OF DECEMBER 31, 2002)                                       technicians, clerks specialized in the industry, and for
                                                                    other jobs which suit our specific needs. Our Champ program
    Other regions            100                                    offers early career, highly qualifi ed college graduates the
    NAFTA                  6,500                                    opportunity to work in different positions throughout the
    Asia                     200                                    company on a variety of projects, enabling them to become
    Europe                 3,900                                    well acquainted with Celanese.
                                                                       Apart from recruiting and training, we also focus on
                                                                    employee education as well as systematically promoting
                                                                    management within the company. Based on evaluations of all management members, which are conducted during what is called the talent review process, we develop company-wide training
    NUMBER OF EMPLOYEES BY SEGMENT                                  programs and career planning tailored to promote the
    (AS OF DECEMBER 31, 2002)                                       individual. We also identify and develop talent in special
    Chemical Intermediates       2,100                              training programs, so that they can be employed in any
    Acetyl Products              2,900                              division, area or region of the entire company. Decisions on
    Ticona                       2,200                              potential junior executives' next career moves are made
    Other                          600                              together with superiors, top management members and the
    Performance Products           300                              Management Board.
    Acetate Products             2,600

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

RESULTS OF THE SEGMENTS                                                               RESULTS OF THE SEGMENTS 73

    > ACETYL PRODUCTS                                              THE ACETYLS CHAIN - THE BACKBONE OF CELANESE AG

    For 2002, NET SALES for Acetyl Products declined by 11 %       Integrated value chains are a common characteristic of the
    from (euro) 2,155 million in 2001 to (euro) 1,923 million in   chemical industry. Like a tree with branches and twigs, a
    2002. This drop was largely the result of lower selling        variety of chemical products are produced with the basic
    prices (-12 %) and unfavorable currency effects (-3 %),        molecules contained in just a few raw materials. The Acetyls
    partially offset by higher sales volumes (+4 %). Overall       chain in particular plays a key role for Celanese. Acetic
    selling prices were lower year on year as a result of the      acid and vinyl acetate monomer are the basic molecules,
    trend in raw material costs, primarily natural gas and         constituting the feedstock for many products in the
    ethylene. However, pricing rose steadily throughout 2002 as    chemical, pharmaceutical and agricultural industry. Celanese
    a result of higher demand, temporarily tight supply            started with acetic acid and vinyl acetate as roots for the
    conditions and a quarterly sequential increase in raw          acetyl tree, then integrated forward and backward along the
    material costs. The increase in demand and the temporary       value chain. Today it is a global market leader in a variety
    supply-demand imbalances led to higher sales volumes of        of products.
    vinyl acetate monomer in the U.S. and Asia as well as for         Celanese uses natural gas to synthesize methanol and
    acetic acid and polyvinyl alcohol, particularly in Asia.       acetic acid. Methanol is the primary raw material for our
       Acetyl Products recorded (euro) 3 million of income in      acetic acid plants in Clear Lake and Singapore. It serves as
    SPECIAL CHARGES in 2002, compared with special charges of      the feedstock for producing formaldehyde and polyols.
    (euro) 125 million in 2001. The income of (euro) 3 million        With an annual capacity of over 2 million metric tons,
    resulted from favorable adjustments to restructuring           Celanese is a global market leader in acetic acid.
    reserves recorded in 2001 and lower than expected severance    Internally we process acetic acid into key feedstocks for
    costs.                                                         the chemical industry: acetic acid esters, acetic acid
       EBITDA excluding special charges increased by (euro) 44     anhydride and particularly vinyl acetate monomer (VAM). We
    million to (euro) 252 million in 2002.                         are also a global market leader in VAM, with six production
       The OPERATING PROFIT of (euro) 145 million in 2002          sites and an annual capacity of around 1.2 million metric
    improved from an operating loss of (euro) 73 million the       tons.
    previous year. The main reasons were lower special charges        Until 2000, we sold our entire VAM production on the
    and amortization expenses, higher sales volumes, improved      market. The acquisition of the polyvinyl alcohol business
    margins resulting from lower raw material and energy costs,    from Air Products in 2000 and of the European emulsions and
    as well as positive effects of productivity and                global emulsion powders business from Clariant at the end of
    restructuring initiatives.                                     2002 provides a captive market for some of our VAM. At the same time, we are moving forward in the acetyl chain to
ACETYL PRODUCTS                                                    reduce cyclicality and also to become much closer to the
IN (euro) MILLION                                                  ultimate consumer of our products.
                                           2002    2001  CHANGE       Celanese expects to extend its Acetyls chain in the
---------------------------------------------------------------    future. This will be primarily achieved through cost and
Sales                                     1,923   2,155  -11%      technology leadership, excellent marketing relationships and
---------------------------------------------------------------    by further extending the value chain.
EBITDA excluding special charges            252     208   21%
---------------------------------------------------------------
EBITDA excluding special charges/sales(%)  13.1%    9.7%  35%
---------------------------------------------------------------
Operating profit (loss)                     145     (73)  n.m.
---------------------------------------------------------------
Depreciation & amortization                 110     156  -29%
---------------------------------------------------------------
Capital expenditure                          40      43   -7%
---------------------------------------------------------------

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

74 RESULTS OF THE SEGMENTS


ACETYL CHAIN - THE BACKBONE OF CELANESE


                                                   [GRAPH OMITTED]





    > CHEMICAL INTERMEDIATES                                            In 2002, the Chemical Intermediates segment recorded
                                                                     SPECIAL CHARGES of (euro) 3 million compared to (euro) 328
    At (euro) 907 million, NET SALES for Chemical Intermediates      million the previous year. The 2002 special charges were
    for 2002 decreased by 11 % compared to net sales in 2001.        associated with restructuring measures.
    This is primarily the result of an 8 % decrease in sales            EBITDA excluding special charges decreased to (euro) 22
    prices and unfavorable currency effects (-3 %). Selling          million in 2002 from (euro) 30 million in the previous year.
    prices in all product lines were below those of the previous        The OPERATING LOSS amounted to (euro) 29 million in 2002
    year due to lower energy and raw material costs, primarily       compared to a loss of (euro) 374 million in 2001. The
    propylene and competitive pressure, mainly in acrylates.         improvement was primarily due to lower special charges,
    Volumes in the Acrylates business were lower due to reduced      productivity improvements and cost saving effects from
    merchant market opportunities. Volumes in Oxo Products and       restructuring initiatives. This development was partially
    Specialties increased slightly.                                  offset by a decline in Acrylate margins due to
                                                                     overcapacities and a decline in merchant market demand.

                                                                     BUSINESS LINE SPECIALTIES SERVES SPECIAL NEEDS
CHEMICAL INTERMEDIATES
IN (euro) MILLION                                                    The Chemical Intermediates segment consists of the Oxo
                                           2002    2001  CHANGE      products, Acrylates and Specialities business lines. For Oxo
---------------------------------------------------------------      products and Acrylates large volumes of oxo alcohols and
Sales                                       907   1,020  -11%        aldehydes, as well as acrylates - chemical intermediates
---------------------------------------------------------------      that are essential for many chemical reactions - are
EBITDA excluding special charges             22      30  -27%        produced. Our customers are mainly other chemical companies.
---------------------------------------------------------------
EBITDA excluding special charges/sales(%)   2.4%    2.9% -17%
---------------------------------------------------------------
Operating profit (loss)                     (29)   (374)  n.m.
---------------------------------------------------------------
Depreciation & amortization                  48      76  -37%
---------------------------------------------------------------
Capital expenditure                          70      30   n.m.
---------------------------------------------------------------

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

                                                                                                        RESULTS OF THE SEGMENTS 75


BROAD PRODUCT PORTFOLIO OF THE BUSINESS LINE SPECIALITIES            > ACETATE PRODUCTS

PRODUCT LINE            MAIN AREAS OF APPLICATION                    2002 NET SALES for Acetate decreased by 12 % to (euro) 670
------------------------------------------------------------------   million compared to the previous year due to declining
Amines                  Agrochemicals, solvents, animal feed, and    volumes (-7 %) and unfavorable currency effects (-5 %).
33 products             rubber processing                            Pricing was stable in 2002 as higher tow prices offset lower
------------------------------------------------------------------   filament prices. Acetate products volumes declined in 2002.
Carboxylic acids        Solvents, plasticizers, paints and           This is mainly due to lower demand for acetate filament from
13 products             coatings, tensides, and pharmaceuticals      the U.S. and European textile industries and ongoing
------------------------------------------------------------------   substitution of other fibers. Volumes of acetate tow were
Olefin derivatives      Aromas, fragrances, pharmaceuticals,         slightly lower in 2002. The merchant sales of acetate flake,
30 different aldehydes, plasticizers, lubricants, cosmetics,         the primary raw material for the production of acetate
alcohols, esters and    drilling fluids, detergents, paints and      filament and tow declined, also contributing to lower sales
special solvents        coatings, adhesives                          volume.
------------------------------------------------------------------      Acetate recorded no SPECIAL CHARGES in 2002, compared
                                                                     with (euro) 50 million in special charges in 2001.
       This is different for the business line Specialties,             EBITDA excluding special charges decreased to (euro) 81
    because it produces a large number of specialty chemicals        million in 2002 from (euro) 91 million in 2001.
    starting with comparatively small quantities from a few tons        In 2002, Acetate recorded a positive OPERATING PROFIT of
    to thousands of tons per product, which customers use for        (euro) 24 million compared with an operating loss of (euro)
    the production of their end products in application areas,       32 million the previous year. The improvement was the result
    such as fine fragrances, fragrances for detergents, aromas       of the absence of special charges, lower amortization
    for cheeses and desserts or carboxylic acids for synthetic       expense, as well as cost savings from Project Forward and
    lubricants. Specialty coatings and plastic additives are         other initiatives.
    other main markets for the products of this business line.
       Starting with the process of hydroformylation, special        CELLULOSE ACETATE - A "CLASSIC"
    hydrocarbons called olefins are reacting with syngas to form
    aldehydes. Based on these aldehydes, the business line           At the beginning of the twentieth century, cellulose acetate
    produces a large portfolio of amines, carboxylic acids and       was Celanese's first product and also gave the company its
    olefin derivatives (aldehydes, alcohols, esters and acetals)     name. The first major area of application was wing covering
    at four sites in Germany, Mexico and the U.S. The business       for aircraft. In order to improve the process and make it
    line Specialties is also very active in New Business             more cost-effective, the company's founders soon started to
    Development offering a wide range of technical capabilities      manufacture the essential intermediates acetic acid and
    to add other products to the current portfolio.                  acetic acid anhydride themselves, thus creating the
                                                                     foundation for Celanese Chemicals today.
ACETATE PRODUCTS                                                        Today Celanese Acetate is a global leader in filaments
IN (euro) MILLION                                                    and filter tow made from cellulose acetate. This can be
                                           2002    2001  CHANGE      traced back to the company's extensive value added chain,
---------------------------------------------------------------      its continuous improvement of production processes for
Sales                                       670     762  -12%        flake,
---------------------------------------------------------------
EBITDA excluding special charges             81      91  -11%
---------------------------------------------------------------
EBITDA excluding special charges/sales(%)  12.1%   11.9%   2%
---------------------------------------------------------------
Operating profit (loss)                      24     (32)  n.m.
---------------------------------------------------------------
Depreciation & amortization                  57      73  -22%
---------------------------------------------------------------
Capital expenditure                          31      35  -11%
---------------------------------------------------------------

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

76 RESULTS OF THE SEGMENTS

THE ACETATE VALUE CHAIN




                                                        [GRAPH OMITTED]





    fiber and tow as well as the intense partnership with            industries, particularly in Europe. The average selling
    customers it has maintained over a period of many years. The     prices for polyacetal and most of the other products
    development department is also working on new application        declined slightly.
    areas for cellulose acetate, for example in absorbent               Ticona had SPECIAL CHARGES of (euro) 8 million in 2002,
    products, as a polymer and as a film to partially offset the     after recording income of (euro) 9 million in 2001. The
    long-term decline in sales volume for textile filaments.         special charges were taken for the consolidation of
                                                                     production capacities in Europe and the U.S.
    > TECHNICAL POLYMERS TICONA                                         EBITDA excluding special charges improved in 2002 to
                                                                     (euro) 87 million compared to (euro) 52 million the year
    In 2002, NET SALES for Technical Polymers Ticona declined by     before.
    2 % to (euro) 757 million, as a result of unfavorable               In 2002, the OPERATING PROFIT amounted to (euro) 22
    currency effects (-3 %) and lower selling prices (-3 %),         million, compared to an operating loss of (euro) 15 million
    although these effects were largely offset by higher sales       the previous year. This increase was largely due to higher
    volumes (4 %). The increase in sales volumes was the result      sales volumes and lower raw material and energy costs. The
    of a slight improvement in demand from the automotive            positive developments were partially offset by maintenance-
    industry and other end-consumer                                  related plant shutdowns, start-up costs for the new GUR(R)
                                                                     plant, plant expansions, higher special charges and the
TECHNICAL POLYMERS TICONA                                            market introduction costs for Topas(R)/COC.
IN (euro) MILLION
                                           2002    2001  CHANGE      WHERE TECHNICAL POLYMERS COME INTO PLAY
---------------------------------------------------------------
Sales                                       757     773   -2%        Since plastics were introduced on the market in the 1950s in
---------------------------------------------------------------      great quantities, they have become the material of choice
EBITDA excluding special charges             87      52   67%        for many applications. They are inexpensive, light, easy to
---------------------------------------------------------------      process and ideal for mass production. However, for some
EBITDA excluding special charges/sales(%)  11.5%    6.7%  72%        applications toughness, form and heat resistance, or certain
---------------------------------------------------------------      functionalities such as optical transparency, flame
Operating profit (loss)                      22     (15)  n.m.       retardance and bio-compatibility
---------------------------------------------------------------
Depreciation & amortization                  57      76  -25%
---------------------------------------------------------------
Capital expenditure                          66      97  -32%
---------------------------------------------------------------

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

                                                                                                     RESULTS OF THE SEGMENTS 77

HIGH PERFORMANCE WITH TICONA PLOYMERS

   Annual growth rate
                High Performance Polymers         Applications                  Properties
                e.g. Vectra(R)(LCP),              Electronics, auto under the   Temperature resistant up to
   6-8%         Fortron(R)(PPS)                   hood et al.                   200(degree)C et al.
         Ticona
                Engineering Thermoplastics        Applications                  Properties
   5-7%         e.g. Hostaform(R)(POM), Topas(R)  Door locks, gear wheels,      Dimensionally stable, wear and
                (COC), Celanex(R)(PBT)            switches et al.               impact resistant et al.

                Standard Polymers                 Applications                  Properties
   3-4%         e.g. polyethylene, polypropylene  Buckets, bags, casing, window Easy to process, low cost et al.
                                                  frames et al.


    are required. Polymers such as polypropylene, polyethylene     > PERFORMANCE PRODUCTS
    and PVC easily reach their limits in these areas.
    Manufacturers of electrical appliances, cars and planes must   The Performance Products segment consists of the food
    then turn to conventional materials such as steel or glass,    ingredients business Nutrinova, with its high intensity
    or to high-performance polymers.                               sweetener Sunett(R), its Sorbates preservative, and its
       Ticona has a wide range of technical and high-performance   health-promoting food ingredients - the cholesterol-reducing
    polymers and offers its customers solutions for many           dietary fiber Caromax(TM) and the Omega-3 fatty acid
    problems. This is also reflected in its sales volumes.         DHActive(TM).
    Ticona almost doubled its sales volumes from 1994 to 2002.        NET SALES increased by 1 % from (euro) 159 million in
    With an annual growth rate of 6 to 8 %, Ticona lies well       2001 to (euro) 161 million in 2002. This was due to an
    above the average economic growth rate, and also 3 to 4 %      increase of 10 % in sales volumes, which was largely offset
    above the growth rate for the polymer industry.                by a 9 % decrease in sales prices. The increase in volumes
       There are marked differences in regional growth rates.      reflects strong growth in the high-intensity sweetener
    For the next few years, Europe and the U.S. will remain the    Sunett(R) due to applications in new products, primarily in
    most important markets for technical polymers and continue     the beverages and confectionary industry in the U.S. and
    to yield interesting growth rates. However, we expect a        Europe. Overall pricing declined mainly in connection with
    particularly high growth rate for technical polymers in        higher Sunett(R) volumes to major customers. The high
    China. Ticona hopes to profit from this boom with its new      pressure on prices in the sorbates business, which was
    polyacetal plant planned for 2005.                             characterized by global overcapacities, resulted in a
       The demand for technical polymers continues to increase.    reduction in average selling prices, and was partially
    Makers of cars and planes, and electronics and                 offset by cost savings.
    telecommunication companies are looking for innovative            EBITDA excluding special charges increased by (euro) 5
    materials which can combine light weight, stability and        million, from (euro) 50 million in 2001 to (euro) 55 million
    functionality with inexpensive production, for example,        in 2002.
    injection molding. In partnership with its customers, Ticona is constantly improving its polymers to meet the growing
    demands and capture new areas of application. Current
    examples are Hostaform (R) product types that are acid-proof, odorless or optically matt, or types of Vectra(R) which are resistant to high temperature.

78 RESULTS OF THE SEGMENTS

       The operating profit increased from (euro) 44 million in    > OTHER ACTIVITIES
    2001 to (euro) 48 million in 2002 primarily due to new
    applications for Sunett(R) and lower costs resulting from      Other Activities primarily includes Celanese's captive
    initiatives to increase earnings by improving processes and    insurance companies, Celanese Ventures GmbH, and Celanese
    reducing costs. However, this was largely offset by lower      Advanced Materials, Inc. as well as ancillary businesses and
    selling prices.                                                service companies, which do not have significant sales.
                                                                   Celanese Ventures promotes research projects that cannot be
    SUNETT(R) - THE STANDARD FOR SUGAR-LIKE SWEETNESS              operated by the principal businesses alone, due to their
                                                                   long-term perspective and widely-spread application
    Over the past few years, Sunett's sales volume has increased   possibilities. Celanese Ventures is presently active in
    considerably. This success is partly due to a general trend    developing membrane electrode assemblies (MEAs) for high
    towards low-calorie beverages, confectionary, baked goods      temperature PEM-fuel cells, and it inaugurated the world's
    and dairy products. Since developing Sunett's                  first pilot plant for such MEAs at the Celanese's
    Multi-Sweetener Concept, Nutrinova has been a pioneer of       Frankfurt-Hoechst site in the third quarter of 2002. Celanese
    modern sweetening blends. The Sunett(R) Multi-Sweetener        Ventures is also developing new catalysts for high
    Concept convinces customers with its taste, stability, and     performance polymers. Celanese Advanced Materials produces
    economic efficiency in all applications, even those in which   and sells the polymer polybenzimidazole (PBI) and Vectran(R)
    individual sweeteners' limits are tested. This is a concept    fibers. The flame-resistant high performance polymer PBI is
    that today sets global quality standards for sugar-like        used for firefighting protection gear as well as for the
    sweetness in thousands of low-calorie foods and beverages.     fuel cell membrane. High strength Vectran(R) polymer fibers can be found in air and spacecraft, as well as on yachts and
    DIVESTITURE OF TRESPAPHAN                                      sporting equipment. Other Activities also includes Group
                                                                   administration costs.
    At the end of 2002, Celanese AG concluded the divestiture of      NET SALES decreased from the previous year by 18 % to
    Trespaphan, the global business in oriented polypropylene      (euro) 68 million. This decrease is primarily due to the
    films (OPP), to a consortium consisting of Dor-Moplefan and    divestiture of an InfraServ subsidiary and the expiration of
    Bain Capital, for (euro) 209 million. Trespaphan, which had    some service and licensing contracts of Celanese Ventures
    been part of Celanese's Performance Products segment, has      GmbH.
    1,400 employees and achieved a sales volume of (euro) 281         Other Activities recorded (euro) 9 million of income in
    million in 2001. In this report, Trespaphan has been           SPECIAL CHARGES in 2002, compared to special charges of
    recorded as a discontinued operation.                          (euro) 2 million in 2001, mainly due to the partial
                                                                   adjustment of reserves for environmental protection
                                                                   measures.
PERFORMANCE PRODUCTS                                                  EBITDA excluding special charges for the year under
IN (euro) MILLION                                                  review widened to a loss of (euro) 57 million from a loss of
                                           2002    2001  CHANGE    (euro) 33 million the previous year.
---------------------------------------------------------------       The OPERATING LOSS of Other Activities widened to (euro)
Sales                                       161     159    1       55 million in 2002 from (euro) 38 million in 2001. This was
---------------------------------------------------------------    primarily the result of an adjustment to loss reserves for
EBITDA excluding special charges             55      50   10%      Celanese's captive insurance companies and from the lower
---------------------------------------------------------------    results recorded by Celanese Ventures.
EBITDA excluding special charges/sales(%)  34.2%   31.4%   9%
---------------------------------------------------------------
Operating profit (loss)                      48      44    9%
---------------------------------------------------------------
Depreciation & amortization                   7       6   17%
---------------------------------------------------------------
Capital expenditure                           4       2  100%
---------------------------------------------------------------

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

                                                                                                       RESULTS OF THE SEGMENTS  79

    > RESEARCH AND DEVELOPMENT

    To satisfy markets in the future, Celanese invests about 2 %     carbonylation process to produce acetic acid is a strong
    of its net sales to renew its technologies, processes,           example of how Celanese maintains cost leadership over time.
    products and services. In 2002, Celanese spent (euro) 74
    million for R&D. The two segments Acetyl products and            OPENING UP NEW APPLICATIONS AND DEVELOPING
    Technical Polymers Ticona account for nearly 60 % of these       NEW PRODUCTS
    expenditures. We mainly operate research and development, as
    well as technical support to our customers, from six sites       Particularly Ticona, Nutrinova and high value chemicals with
    in the U.S. and Germany.                                         PVOH, Emulsions and Specialties are searching for new market
       Due to the transfer of all Celanese Chemicals research        applications through their development partnerships with
    activities to the production sites and due to various cost       customers. The business line Specialties of Celanese
    savings, research expenditures went down by 15 % compared to     Chemicals is a leading producer of TCD alcohol DM, which is
    2001.                                                            primarily used for the manufacture of special polymers for resins and plastics, lacquers and coatings. TCD alcohol's
    IMPROVING PRODUCTION PROCESSES                                   properties also makes it irreplaceable as a protective
                                                                     coating for CDs and binding adhesives for DVDs.
    Celanese attaches a great deal of importance to the                 Together with its customers, Ticona introduced the
    continuous improvement of energy and raw material efficiency     temperature-resistant and robust polymer Fortron(R) PPS for
    in all production processes and at all plants. Technology        aircraft construction - particularly in the new wide-bodied
    and cost leadership play a particularly important role in        jets. The liquid crystal polymer Vectra(R) LCP is used by
    market success in our businesses. The continuous improvement     our customers in electronics and telecommunica-
    of the methanol-



ACETIC ACID PRODUCTION PROCESS





            [PICTURE OMITTED]                              In 2001, we increased capacity by
                                                           an additional 20% to 1.2 million
                                                           tons per year at the world's largest
                                                           acetic acid plant, in Clear Lake, Tex-
                                                           as, using the AO Plus(R) technology
                                                           (acid optimization). The acetic acid
                                                           plant we started up in Singapore
                                                           in 2000 also works with the same
                                                           technology, that is, carbonylation
                                                           of methanol.

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

80  RESULTS OF THE SEGMENTS





   tions technology, particularly in the manufacture of            ment. Many investments which have positive impacts on the
   high-precision, robust microcomponents. Additional              environment, e.g. improving energy usage, are no longer
   application areas will be opened up in the future with the      treated as environmental protection investments since they
   development of new, particularly high temperature-resistant     are aimed at increasing capacity and improving efficiency.
   Vectra(R) types.                                                   In 2002, Celanese had a total of (euro) 102 million in
                                                                   environmental protection expenses, 4 % less than the
   OPENING UP FUTURE MARKETS                                       previous year. (euro) 4 million of this amount was used for investment projects compared to (euro) 8 million in 2001.
   We are developing new, value-creating options for the           These expenses enabled Celanese to meet legal obligations,
   company's portfolio based on our competencies in organic and    implement further environmental protection initiatives, and
   polymer chemistry, process technology and new materials.        remediate or ensure against residual waste.
   Examples include the development and manufacture of membrane
   electrode assemblies (MEA) for hightemperature PEM fuel         ENVIRONMENTAL PROTECTION
   cells, the joint venture with Hatco to become the leading
   provider of high-performance lubricants for turbines, power     Environmental protection and safety are an integral part of
   trains and motors, as well as the market introduction of the    the supply chain which extends from the procurement of raw
   new cycloolefin copolymer Topas(R) in special applications      materials through chemical production to sales and marketing
   where high transparency and excellent barrier properties are    and waste disposal. We have defined and optimized those
   required. Celanese Ventures has developed a process to          processes which have particularly strong impacts on the
   produce the omega-3 fatty acid DHActive(TM) out of micro        environment and safety. These efforts include Integrated EHS
   algae. In summer 2002, the project was sold to Nutrinova        management systems to improve standardization and
   which introduces this health promoting food ingredient into     coordination and best practices that can be adopted across
   the market.                                                     the company and optimized processes in order to avoid
                                                                   duplications. Integrated management systems have already
                                                                   been introduced in Europe and at most U.S. sites. They will
   > ENVIRONMENT, HEALTH AND SAFETY                                be implemented at the remaining sites in the near future.
                                                                      Energy efficiency can be enhanced by improving the
   Environmental, Health and Safety affairs are an important       processes, through technical improvements and innovative
   basis for long-term economic success. For Celanese, well        products. Celanese is constantly engaged in increasing the
   above average performance in these areas, combined with         energy efficiency of its plants, processes and products. The
   efficient usage of raw materials and energy, as well as the     company's aim is to reduce the consumption of energy and
   production of environmentally friendly, safe products are as    specific emissions per ton of product.
   much a part of sustainability as good relations between the
   sites and their neighboring communities and society at          SAFETY IN THE PLANT AND THE WORKPLACE
   large.
                                                                   One of the company's main objectives is the constant
      In the past, sizeable investments in environmental           improvement of safety in the workplace along with a
   protection facilities, such as water treatment plants and       reduction in the number of
   filters, were necessary to reduce emissions. Today we have reached a high level of environmental protection. Process
   improvements have enabled us to further reduce our operative costs and impact on the environ-

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

                                                                                                     RESULTS OF THE SEGMENTS 81








    accidents and operational disruptions. Using a variety of       ACCIDENTS WITH AN ENVIRONMENTAL IMPACT GPM I+II
    programs, Celanese AG's businesses attempt to achieve
    excellent performance in workplace and plant safety, and to        2002........................... 18
    maintain this high level on a long-term basis. Their               2001........................ 17
    ultimate goal is to have no accidents or operational               2000................................... 21
    interruptions of any kind.
                                                                       The number of incidents involving fire and explosions or
       Celanese constantly monitors the individual businesses'      with other environmental impacts, such as leakages, has also
    performance in workplace and plant safety using global          declined in the past few years.
    performance metrics (GPM). This system compiles data on
    those incidents related to environment, health and safety,         Celanese's success in reducing the number of incidents is
    using standardized definitions and criteria. It has been        based on technical improvements, additional safety
    introduced in all the businesses. Depending on how serious      facilities and organizational improvements, quickly
    an incident is, it is assigned to one of three GPM              implementing measures that proved successful in one business
    categories. Category I incidents are the more serious and       in the other businesses, integrated environmental protection
    Category III the least serious. Employee and contractor         and safety management systems, as well as a clear commitment
    injuries are also assigned to categories based on these         to safety and environmental protection on the part of
    criteria.                                                       company management and employees. The businesses'
                                                                    performance in incidents with an environmental impact,
       Investigations of accidents or near-miss incidents help      accidents at the workplace, and operational disturbances is
    the company to use the knowledge and experience gained to       a factor used to calculate the bonuses paid to exempt
    improve worker and workplace safety.                            salaried employees and company management; it figures in the bonus payments for all employees in the U.S.
    ACCIDENTS INVOLVING INJURIES GPM I+II

       2002.......... 24
       2001................ 48
       2000........................... 88

       In 2002, there were 24 Category I and II injuries at the Celanese AG businesses, compared to 48 incidents in 2001 and 88 in 2000. This marked improvement encourages us to continue our efforts to reduce the number of accidents.

    FIRE AND EXPLOSIONS GPM I+II

       2002.......... 3
       2001.......... 3
       2000.......................... 8

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

82  THE CELANESE AG SHARE



    TRANSPARENT COMMUNICATION
    TO BUILD CONFIDENCE

    In 2002, Celanese shares outperformed the share price median     THE YEAR 2002
    of a selected group of peer companies and the German mid-cap
    index M-Dax. At the same time, Celanese shares were affected        The development of Celanese's share price during 2002 was
    by a generally difficult world economy. Celanese shares          influenced by the general economic environment, the
    trade as global shares on both the Frankfurt and New York        investors' view of the chemical industry as a whole and the
    stock exchanges. In 2002, a total of 68 % of the average         company's performance. After a generally increasing share
    number of shares outstanding were traded in Frankfurt and        price level until mid May 2002, Celanese's share price
    New York.                                                        declined as part of the general market trend; it stabilized
       On May 20, Celanese shares traded at their annual high of     during the third quarter and rose again in the last quarter
    (euro) 27.75 in Frankfurt and US$25.52 in New York. The          of 2002, outperforming peer companies and the M-Dax index
    stock reached its low of (euro) 15.70 on October 10 in           during 2002.
    Frankfurt and US$15.74 on October 9 in New York.                    Throughout the year, Celanese's management gave frequent
       The year-end closing price of our stock was (euro) 21.00      and regular updates to the financial community. These
    in Frankfurt on December 30 and US$21.76 in New York on          updates focused on strategy, business performance and
    December 31. Celanese's trading liquidity on the New York        company initiatives on growth and productivity. In the third
    Stock Exchange increased again in 2002 with 36 % of all          quarter, we made further progress in optimizing the
    shares trading on the NYSE compared to 24 % in 2001 and 9 %      company's portfolio with the announcement of the acquisition
    in 2000. In addition to the German M-Dax and the European        of Clariant's European emulsions and global emulsion powders
    Dow Jones StoxxTM 600 index, Celanese has been part of the       businesses and in the fourth quarter with the divestitures
    Morgan Stanley Capital International Small Cap Indices since     of the Trespaphan oriented polypropylene film business and
    May 2002.                                                        the U.S. based amines business. With these activities,
                                                                     Celanese further demonstrated progress on its strategy to
CELANESE -KEY SHARE DATA                  2002            2001       concentrate on its core businesses and to extend its acetyl
------------------------------------------------------------------   value chain into higher value businesses.
Number of shares (average)             50,299,817      50,331,847       Celanese increased guidance on its full year 2002 EBITDA
------------------------------------------------------------------   excluding special charges with the release of the third
Number of shares (year-end)            50,058,476      50,334,891    quarter results. Full year operating results were in in-line
------------------------------------------------------------------   with the increased expectations.
Trading volume on the German                                            At the company's Annual General Meeting in May 2002,
exchanges 1                            23,317,704      22,065,362    shareholders authorized the company to buy back up to 10 %
------------------------------------------------------------------   of outstanding shares and to cancel up to 10 % of Celanese
Trading volume on the NYSE 2           12,265,100       6,922,500    shares that were held in treasury. Celanese cancelled
------------------------------------------------------------------   1,250,000 shares in December 2002. Until December 31, 2002,
Share price high ((euro)/share)             27.25           28.00    Celanese purchased 284,798 shares based on this
------------------------------------------------------------------   authorization.
Share price low ((euro)/share)              15.70           14.91       Following shareholder approval, Celanese decided to
------------------------------------------------------------------   initiate a stock option plan as part of its management
Closing price at year-end ((euro)/share)3   21.00           21.00    compensation program in 2002. This preferred incentive
------------------------------------------------------------------   program will gradually
EPS ((euro)/share)                           3.72           (7.65)
------------------------------------------------------------------
Dividend ((euro)/share)4                     0.44            0.00
------------------------------------------------------------------
EBITDA excl.special charges ((euro)/share)   8.74            8.34
------------------------------------------------------------------
Cash provided by operating
activities ((euro)/share)                    7.55           10.33
------------------------------------------------------------------

1 Source:Deutsche Boerse AG
2 Source:New York Stock Exchange
3 Earnings before interest, taxes, depreciation and amortization.
4 As proposed to the AGM, on April 1, 2003

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

                                                                                       THE CELANESE AG SHARE  83






                                  [PERFORMANCE GRAPH]






SHAREHOLDER STRUCTURE BY REGION*                      replace the previous stock appreciation rights programs. As part of the company's commitment to clear and transparent
North America                            35 %         communication with investors, Celanese became one of the few
Germany                                  23 %         non-U.S.-based, but U.S.-listed companies to expense stock
Kuwait                                   29 %         options in the third quarter.
Europe and other (excluding Germany)     13 %
                                                      SHAREHOLDER STRUCTURE
SHAREHOLDER STRUCTURE BY INVESTOR GROUP*
                                                      As indicated by the above mentioned increase in trading
KPC                                      29 %         volumes on the NYSE, the trend to increase the company's
Institutional investors (Europe)         25 %         North American shareholder base continued in 2002. At the
Institutional investors (North America)  30 %         end of 2002, North American-based investors represented for
Retail                                   10 %         the first time the single largest group, with 35 % of the
Employees, retirees                       6 %         total shareholder base. German shareholders make up 23 % of our shareholder base and other European shareholders account
Source: Taylor              *As of January 2003       for 13 %. Kuwait Petroleum Corporation (KPC), holds 29 % of
Rafferty Associates;                                  our shares. Other institutional investors, excluding KPC,
Celanese AG, numbers                                  own about 55 % of our shares. The remainder is held by
rounded                                               private investors, employees and retirees. Employees and
                                                      retirees own approximately 6 % of the company's stock.

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

84  THE CELANESE AG SHARE





                                                                      The company is committed to compliance with evolving U.S.
                                                                   initiatives and laws as well as rules announced by the U.S.
                                                                   Security and Exchange Commission and the New York Stock
                        [PICTURE OMITTED]                          Exchange. Celanese fully complies with the new German
                                                                   Corporate Governance Code.

Analyst conference in                                              OWNERSHIP IN PERFORMANCE
London, September
2002                                                               Since it was formed at the end of 1999, Celanese continues to offer its employees the opportunity to participate in the
    IN CONTACT WITH INVESTORS                                      success of the company. Celanese AG provided those employees who chose to purchase company shares with a financial
    Celanese maintains a high level of transparent communication   incentive of up to (euro) 700 per person. Furthermore, under
    with investors and analysts on the company's operations,       U.S. tax rules, known as 401K, U.S. employees can buy
    results and strategies. For this reason, management is         Celanese stock under the U.S. retirement savings plan.
    regularly present to inform shareholders, potential               For selected managers Celanese has offered participation
    investors and analysts throughout the year.                    in two stock appreciation rights (SAR) programs. According
       In 2002, we participated in five international chemical     to U.S. Generally Accepted Accounting Principles (GAAP),
    conferences, presenting Celanese's strategy and developments   these SARs must be marked to market, adding to or detracting
    in the businesses. In addition, management and Investor        from earnings depending on the development of the share
    Relations introduced Celanese to potential investors and       price.
    answered questions on over 40 days of roadshows in the            To become more comparable with its peer companies and to
    United States, Germany, the United Kingdom, Switzerland,       reduce earnings volatility, Celanese initiated its first
    Canada and France.                                             stock option program in July 2002 following shareholder
       In September, Celanese gave presentations on its focus on   approval in May. Under the program, Celanese granted 1.2
    growth and productivity to a record turnout of 34              million stock options to the Board of Management and senior
    international analysts and investors at the company's annual   managers. The options cannot be exercised until the share
    analyst conference, this time in London. In addition to top    price exceeds a 20 % premium on the grant price of (euro) 22.95.
    management representatives, business management introduced     Although stock options will affect earnings, the quarterly
    the concepts of operational excellence and Six Sigma to the    expense of the July 2002 grant will be the same each quarter
    audience. To develop and maintain investor confidence and      at approximately (euro) 1 million through September 2004.
    investor understanding of the principles according to which
    Celanese is managed, the company has published its Corporate
    Governance guidelines and the company's structures on its
    web site. The guidelines are designed to report on the
    management systems, which are closely linked with efficient internal and external control mechanisms.

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

                                                                                                     THE CELANESE AG SHARE  85


CELANESE AG STOCK-BASED INCENTIVE PROGRAM                                    STUDIES ON CELANESE AG
                                                                             The following financial institutions published regular
1999 EQUITY PARTICIPATION PROGRAM (EPP)                                      studies on Celanese during the year 2002:

eligible:      about 1,500 middle and executive managers                     Argus Research, US
                                                                             Buckingham Research, UK
term:          10 years; 2 year vesting period; exercisable                  Chevreux de Vireux, Germany
               between October 25, 2001 and October 25, 2009                 Commerzbank, Germany
                                                                             CSFB, UK
base price(1): (euro) 16.37                                                  Deutsche Bank, UK
                                                                             Dresdner Kleinwort Wasserstein, UK
number of      31.12.2002                                                    Goldman Sachs, UK/US
rights:        1,737,050                                                     HSBC, UK
                                                                             JP Morgan, UK
details:       Rights granted based on voluntary individual                  Julius Baer, Germany
               investment in Celanese shares of up to one                    Lehman Brothers, UK
               year's salary; the company grants two stock                   M.M. Warburg, Germany
               appreciation rights for each share purchased                  Metzler Equity Research, Germany
                                                                             Morgan Stanley Dean Witter, UK
1999 LONG TERM INCENTIVE PROGRAM (LTIP)                                      New Vernon Associates, US
                                                                             UBS, UK
eligible:      150 executive managers

term:          10 years; 2 year vesting period; exercisable                  IMPORTANT DATES 2003
               between October 25, 2001 and October 25, 2009

base price(1): (euro) 16.37
                                                                             APRIL 1
number of      31.12.2002
rights:        1,553,000                                                     Annual General Meeting, Oberhausen, Germany

details:       Stock Appreciation Rights are determined                      APRIL 30
               individually as part of compensation

                                                                             Conference call on the first quarter 2003
2000 LONG TERM INCENTIVE PROGRAM (LTIP)
                                                                             JULY 29
eligible:      150 executive managers
                                                                             Conference call on the second quarter
term:          10 years; 2 year vesting period; exercisable
               between January 15, 2003 and January 14, 2011                 SEPTEMBER 9

base price(1): (euro) 19.56                                                  Analyst conference

number of      31.12.2002                                                    OCTOBER 30
rights         1,966,010
                                                                             Conference call on the third quarter
details:       Stock Appreciation Rights are determined
               individually as part of compensation

2002 LONG TERM INCENTIVE PROGRAM (LTIP)

eligible:      150 executive managers

term: 10 years; 2 year vesting period; exercisable between July 8, 2004 and July 7, 2012 Feb. 1, 2005 and Jan. 31, 2013

reference
price:         (euro)22.95                          (euro)19.82

exercise
price:         (euro)27.54                          (euro)23.78

number of      31.12.2002                           31.01.2003
rights         1,966,010                            86,800

details: Stock Options (SOPs) are determined individually as part of compensation



(1) The base price is the average
    share price of the 20 trading
    days immediately before the
    start of the plan

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

86  CORPORATE GOVERNANCE REPORT




    CORPORATE GOVERNANCE REPORT OF THE
    BOARD OF MANAGEMENT AND SUPERVISORY BOARD

    The year 2002 brought about a wide range of corporate          the event that this employee would like to report
    governance legislation and initiatives in Germany as well as   infringements or risks impacting the company. The Global
    in the United States of America, which impact those            Governance and Risk Officer will examine and regularly
    companies listed on the respective stock exchanges. The        report such information to the Board of Management and the
    newly implemented legal requirements also underscore           Supervisory Board's Finance and Audit Committee. During the
    Celanese's understanding of corporate governance.              course of the next business year, various training courses
       Celanese's commitment to best-in-class corporate            will be held to ensure that each employee understands and
    governance is as old as the company itself. When Celanese      follows the BCP principles.
    incorporated in 1999, the Board of Management and the
    Supervisory Board devised a framework for governing the        EFFECTIVE OVERSIGHT AND CONTROL BY THE
    company that was intended to enhance the company's value for   SUPERVISORY BOARD
    its shareholders.
       This corporate governance framework included establishing      Since its very beginning, the Supervisory Board of
    and living a corporate culture and set of values committed     Celanese AG has implemented various committees to oversee,
    to good corporate governance. A summary of our corporate       control and advise the Board of Management effectively and
    culture and values was included in the company's Global        efficiently. The Supervisory Board set up its own rules of
    Business Conduct Policy in 2002. The implementation and        procedure from the onset, and its committees, namely the
    maintenance of effective and transparent internal as well as   Finance and Audit Committee, the Strategy Committee, and the
    external control processes is key to sound corporate           Personnel and Compensation Committee, were given their own
    governance. Effective risk management systems and timely,      individual rules of procedure in 2002. These rules provide
    comprehensive communication with our shareholders are          for clear and transparent processes and structures as part
    complementary elements in our efforts to achieve               of the oversight and control processes.
    best-in-class corporate governance.                               Both the revised rules of procedure for the Supervisory
                                                                   Board as well as the new rules of procedure for the
    GLOBAL BUSINESS CONDUCT POLICY                                 committees reflect the recommendations on Supervisory Board processes given in the German Corporate Governance Code
    During the course of 2002, the Board of Management             (Code) and serve as the basis for full compliance with the
    established a Global Business Conduct Policy (BCP) which       Code.
    sets forth clear rules for company management as well as for      The rules of procedure for the Board of Management have
    all Celanese employees. The roll-out of this global BCP        also been revised and now clearly state the Board of
    commenced at the end of 2002. The Board of Management          Management's reporting obligations to the Supervisory Board.
    appointed a Global Governance and Risk Officer, who is            In connection with the new U.S. corporate governance
    responsible for establishing the effective structure and       requirements, the company has introduced several new
    processes necessary to breathe life into the BCP. Various      procedures such as the Finance and Audit Committee's
    help lines have been set up so that every Celanese employee,   self-assessment processes, whistleblower procedures, and the
    regardless of where the employee works, can contact a          designation of a member of the Finance and Audit Committee
    regional coordinator or the Global Governance and Risk         as a financial expert.
    Officer directly in

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

                                                                                                   CORPORATE GOVERNANCE REPORT 87




    Regardless of any written documentation, corporate              electronically instruct the proxy committee on how to vote
    governance should be measured by the cooperation between the    until the moment when voting at the AGM commences.
    Board of Management and the Supervisory Board. Communication
    and cooperation between these two boards accomplished in an     GERMAN CORPORATE GOVERNANCE CODE
    atmosphere of trust is the basis for an effective
    Supervisory Board control mechanism. Such an atmosphere of      The Board of Management and the Supervisory Board published
    cooperation has existed and been sustained since the company    a statement of full compliance with the Code at the end of
    was founded.                                                    December 2002. This unrestricted statement is a further
                                                                    example of Celanese's commitment to corporate governance.
    RISK MANAGEMENT SYSTEMS
                                                                    OTHER CORPORATE GOVERNANCE ISSUES
    The risk management systems at Celanese AG are in place to
    effectively identify and manage risks. The systems fully        Celanese is committed to constantly reviewing and improving
    comply with existing German legal requirements. However, one    its existing corporate governance processes. Therefore, it
    of Celanese's objectives is to harmonize and standardize        will take a proactive approach in following and applying
    risk management systems, not only at the Celanese AG level,     evolving best practices in governance. Celanese will
    but across all the group's companies. Thus the Global           continue to anticipate and prepare for the newly implemented
    Governance and Risk Officer has been given the task of          U.S. governance requirements, such as the Sarbanes-Oxley
    implementing a harmonized and standardized set of risk          Act, as well as the NYSE recommendations due to be finalized
    management systems across the businesses during the             this year.
    forthcoming year.
                                                                    Kronberg im Taunus, February 2003
    COMMUNICATION WITH OUR SHAREHOLDERS                             Celanese AG

    Celanese communicates its governance standards internally       The Board of Management
    and externally, and will continue to do so in the future.       The Supervisory Board
    The company has introduced its own corporate governance site on its intranet, where information about the global BCP and the company's corporate governance guidelines can be
    accessed by every employee. Furthermore, the company added a link on corporate governance issues to its Internet website.
    Information about Celanese's corporate governance practices, such as the global BCP, its corporate governance guidelines, the statement of compliance with the Code, as well as any
    current certifications made by the company or its bodies are now available to all shareholders and stakeholders.
       In 2002, Celanese continued to offer its shareholders
    easy access to the AGM via live Internet webcasting and the opportunity to


88  REPORT OF THE SUPERVISORY BOARD





                    Dear Shareholder,

                       The year 2002 was characterized for our company by
[PICTURE OMITTED]   further significant steps to increase growth and
                    profitability as well as to realign the company's portfolio.
                    The measures introduced in 2001 to increase efficiency have already borne the first fruit. Against the backdrop of the uncertain economic development in the markets in which our company is active and the continued economic weakness in those national economies which are key to us, these positive internal developments are especially important to our company. On behalf of the Supervisory Board, I would like to acknowledge the Celanese Board of Management members and employees for the success which we achieved.

                    ADVISING THE BOARD OF MANAGEMENT ON ITS GROWTH STRATEGY

                       In a time of far-reaching challenges to a market focus,
                    technology development and to the strategic decisions for positioning the company in the future, it is essential that the Supervisory Board and the Board of Management work together in an open atmosphere of trust. The Supervisory Board closely advised the Board of Management on matters concerning the company's growth and success as the Board performed the duties incumbent upon it, particularly in strategic decision-making. The Supervisory Board relied on continuous and comprehensive information that was supplied to it and its committees in a timely manner and that concerned all important business transactions and decisions to be made. The Supervisory Board and its committees held regular formal meetings. Regular contact was also maintained and regularly scheduled individual discussions were held between the chairmen of the Supervisory Board and of the individual Supervisory Board committees and, in particular, the Chairman of the Board of Management and the Chief Financial Officer.

                       The work of the Supervisory Board focused in detail on
                    monitoring the company's initiatives to increase growth and productivity. In particular, this included closely following the programs to increase efficiency implemented in 2001. The Six-Sigma-based approaches and projects to increase productivity were implemented as part of "Operational Excellence" across-the-board and at an increasing number of levels in the company during the year under review. The Supervisory Board was kept informed of the results of these projects at all times.

                       The Board of Management and Supervisory Board also
                    focused on the innovation offensive and management development. The Supervisory Board and its Strategy Committee focused on these

                                             REPORT OF THE SUPERVISORY BOARD  89


topics at their meetings in December 2002, in which the members intensively discussed with the Board of Management the significance of these factors for sustainable success of all the companies' individual businesses. The systematic evaluation of technologies which are critical to Celanese, as well as the identification of new growth opportunities that are technology and market driven are a joint responsibility of the Board of Management and the business heads of the individual companies in our Group. Anchoring a constant willingness to change within the corporate culture and successfully designing change are key responsibilities of the management. The Supervisory Board noted the Board of Management's initiatives in this area supportively: be it in the implementation of growth-oriented initiatives or in sustainably developing the next generation of company executives. The Talent Review Process was implemented throughout most of the entire company and is complemented by programs for those employees who are just embarking upon their careers as well as through the Champ program for highly qualified college graduates.

   The strategy for continued development and a focus on the portfolio of the company's business activities was rigorously implemented in 2002. Major changes were achieved through acquisitions, alliances and divestitures, most notably:

> the acquisition of the European emulsions and global emulsions powders business from Clariant AG, Switzerland
> the divestiture of Trespaphan (OPP films business) to Dor-Moplefan/Bain Capital
> the planned joint venture for Oxo products in Europe with Degussa AG
> the formation of a joint venture called Estech GmbH with the U.S. company Hatco in neopolyol esters for synthetic lubricants
>    the divestiture of the U.S. amines business to US
     Amines Ltd.

   A good record in environmental, health and safety affairs also plays a role in the success and growth of a company. The Supervisory Board kept itself abreast of the status of developments in this area. The company's first sustainability report provides an overview of the obligations the company has to sustainably manage natural resources. This publication lists concrete examples of contributions our company has made to the social, economic and ecological aspects of sustainable, future development of Celanese. Also of particular importance for the company is the continuing positive progress made on the company's safety record. The company has made great progress towards its goal of having zero accidents.

90  REPORT OF THE SUPERVISORY BOARD

                       Moreover, the Supervisory Board was informed
                    comprehensively and in a timely manner on those issues it is required to decide upon in accordance with legal requirements and the company's articles of association. The matters requiring Supervisory Board approval by resolution were discussed in detail by the Supervisory Board with the members of the Board of Management.

                    GOOD CORPORATE GOVERNANCE AS A GUARANTEE OF BUSINESS SUCCESS

                       The year 2002 was characterized by special initiatives in
                    the area of Corporate Governance.

                       A visible expression of the high standards Celanese
                    adheres to in Corporate Governance is the comply-or-explain statement submitted by the Board of Management and Supervisory Board concerning the German Corporate Governance Code, stating the company's full compliance with the code's recommendations without exception.

                       We have revised some of the internal processes of the
                    Supervisory Board based on new U.S. regulations that impact our company because of its listing on the NYSE. Of particular note are the Finance and Audit Committee's intensive work and the committee's first selfassessment of its work.

                       One clear indication of the Supervisory Board members'
                    serious commitment to their responsibilities is the high level of participation in the meetings. In 2002, the Supervisory Board met on March 5, May 15, September 24 and December 11. The Finance and Audit Committee met twice - on March 4 and on December 10. The members of the Strategy Committee met for their meeting on December 10. The Personnel and Compensation Committee met a total of four times during the year under review.

                       Almost all members of the Supervisory Board participated
                    in the meetings of the Supervisory Board and its committees. Only one member was excused from the March Supervisory Board meeting, and two members had excused absences from the September meeting. This corresponds to an average attendance rate of over 93 %. All Supervisory Board members participated in the resolutions by written ballot, which have become a necessary procedure between the meetings.

                       As in the past, the Supervisory Board kept itself
                    informed of important issues by visiting key sites of the company. The Supervisory Board combined its September meeting with a visit to the integrated acetic acid complex in Singapore and the company's joint ventures

                                             REPORT OF THE SUPERVISORY BOARD  91




for acetate tow in Nantong and other activities in China.
This gave the Supervisory Board the opportunity to get firsthand information on the company's strategic positioning in this region.

APPROVING THE 2002 ANNUAL FINANCIAL STATEMENTS

   The company's Annual General Meeting on May 15, 2002 elected KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftspruefungsgesellschaft as its auditor. KPMG received the engagement letter for the audit from the Chairman of the Supervisory Board on May 16, 2002.

   KPMG declared that no relations exist between it and Celanese AG that would be grounds for doubting the auditor's independence. In addition to that, the auditors submitted a written certification to the Chairman of the Supervisory Board on October 29, 2002 that the recommendations included in the Corporate Governance Code concerning the contractual relation between company and auditor were met.

   Celanese AG's annual financial statements and management report were prepared in accordance with the German Commercial Code and the Stock Corporation Act. The consolidated financial statements were prepared in accordance with U.S. GAAP and were supplemented by a Group management report and further explanations pursuant to
Article 292a of the German Commercial Code. Pursuant to
Article 292a preparing consolidated financial statements in accordance with U.S. GAAP releases the company from the obligation to draw up consolidated financial statements according to German law. The annual financial statements and the consolidated financial statements of Celanese AG of December 31, 2002, and the management report of Celanese AG and the Group management report were audited by KPMG, which issued an unqualified opinion.

   All the above-mentioned financial report documents and the corresponding auditor's reports were made available to the Finance and Audit Committee and the Supervisory Board and were checked by both of them. This year, in agreement with the Supervisory Board, the company moved up the date for releasing the year's net earnings, the annual meeting and the related processes, by several weeks in order to be able to release the net earnings as early as possible. This involved setting earlier deadlines for the appropriate documentation. The auditors kept the Supervisory Board and the Finance and Audit Committee of the Supervisory Board constantly informed during the audit of the annual financial statements.

92  REPORT OF THE SUPERVISORY BOARD




                       The auditors, who attended the meetings of the Finance
                    and Audit Committee, reported on the progress and main results of their audit in the Finance and Audit Committee meeting on February 11, 2003. The auditors were available to answer questions from the members of the Supervisory Board.

                       The Supervisory Board noted and discussed the results of
                    the audit performed by the auditors. As a result of its own examination, the Supervisory Board concluded that no objections should be raised. For the first time, the Supervisory Board approved not only Celanese AG's 2002 financial statements, but also the consolidated financial statements for 2002, in its meeting on February 12, 2003, as a result of newly enacted regulations. The annual financial statements of Celanese AG are thus approved.

                    CHANGES IN THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

                       Prof. Dr. Ernst Schadow resigned as member of the Board
                    of Management of Celanese AG to enter into retirement as of October 21, 2002. In its meeting on September 24, 2002, the Supervisory Board thanked him for nearly thirty years of service - accomplished in an atmosphere of successful cooperation and trust - to first Hoechst AG and then, for the last three years, to our company. The Supervisory Board wishes Dr. Schadow well in his future. Dr. Andreas Pohlmann was appointed as a member of the Board of Management and as Director of Personnel, from October 22, 2002 until October 31, 2005. In addition to these duties, Mr. Pohlmann is also responsible for Performance Products - particularly Nutrinova - for Environmental, Health and Safety Affairs, as well as for innovation initiatives by the Board.

                       Mr. Sonder was reappointed to the Board of Management and
                    as its Chairman until October 31, 2004 at the Personnel and Compensation Committee meeting in May 2002. Mr. Premdas was also reappointed to the Board of Management until October 31, 2004, while Mr. Weidman's mandate was extended until October 31, 2005.

                       At the Annual General Meeting on May 15, 2002, Mr. Saad
                    Ali Al-Shuwaib was elected as shareholder representative to the Supervisory Board. He succeeds Mr. Khaled Saleh Buhamrah, who served the company in that capacity for many years. We would like to thank him for his constructive work and loyalty.

                                             REPORT OF THE SUPERVISORY BOARD  93


   Mr. Werner Zwoboda retired from the Supervisory Board of Celanese AG effective December 31, 2002. In its meeting on December 11, 2002, the Supervisory Board thanked him for his constructive work provided in an atmosphere of trust. Mr. Herbert Schmalz has replaced Mr. Zwoboda as a member of the Supervisory Board representing the employees, effective January 1, 2003.

   The Supervisory Board thanks the Board of Management, the employees and the employees' representatives and acknowledges their dedication and hard work in the difficult business year of 2002.

Kronberg im Taunus, February 12, 2003
The Supervisory Board






/s/ Dr. Guenter Metz

Dr. Guenter Metz

94  SUPERVISORY BOARD

THE SUPERVISORY BOARD
(Information as of December 31, 2002)


Dr. Guenter Metz (1, 2, 3, 4)                         Alan R. Hirsig (2, 4)
Chairman; Former Deputy Chairman of the               Former Chief Executive Officer of ARCO
Board of Management of Hoechst AG; Member             Chemical Company, USA; Member of the Board of
of the Supervisory Board: Aventis S.A.*,              Directors of Checkpoint Systems Inc.*, Hercules
Schenker AG, Zuerich Beteiligungs-AG                  Inc.*, Philadelphia Suburban Corporation *

Reiner Nause (1, 2, 4)                                Dr. Joannes C. M. Hovers 1, 4
Deputy Chairman; Technician; Chairman of              Former Chief Executive Officer of Oce N.V.,
the Central Workers' Council of Celanese              Netherlands; Member of the Supervisory Board:
Chemicals Europe GmbH; Chairman of the Celanese       GTI N.V.*, GVB N.V., Inter Access N.V., Konin-
AG Group Workers' Council                             klijke Grolsch N.V.*, Kusters Engineering N.V.,
                                                      Mignos en De Block N.V., Multi Processing
Saad A. Al-Shuwaib 4 (since May 15, 2002)             Equipment Group N.V., De Nederlandsche Bank
Chairman and Managing Director of Petro-              N.V., Penguin Ventures N.V., Randstad Holding
chemical Industries Co., Kuwait; Member of            N.V.*, Schils N.V., Stork MPS N.V., Tilburg
the Board of Directors: Kuwait Petroleum              University (KUB)
Corporation
                                                      Ralf Sikorski 4
Dr. Hanswilhelm Bach 3                                Labor Union Secretary; Deputy Regional Head
Graduate chemist; Head of Environmental               of the IG BCE for Hesse / Thuringia
Health and Safety Affairs Ticona GmbH,
Kelsterbach site                                      Dr. Alfons Titzrath 3
                                                      Former Chairman of the Supervisory Board
Hans-Juergen Brinkmann 3                              of Dresdner Bank AG; Member of the
Plant mechanic; Member of the Workers'                Supervisory Board: Deutsche Lufthansa AG*, RWE AG*
Council of Celanese Chemicals Europe GmbH,
Ruhrchemie plant                                      Kendrick R. Wilson III 3
                                                      Managing Director of Goldman, Sachs & Co.,
Khaled S. Buhamrah (until May 15, 2002)               USA; Member of the Board of Directors:
Former Chairman and Managing Director                 Anthracite Capital Inc.*, American Marine
of Petrochemical Industries Co., Kuwait;              Holdings Inc.
Member of the Board of Directors:
Kuwait Petroleum Corporation                          Werner Zwoboda 4 (UNTIL DECEMBER 31, 2002)
                                                      Mechanic; Former Chairman of the Central
Armin Droth 1                                         Workers' Council of Ticona GmbH and
Electrical engineer; Representative of the            member of the Group Workers' Council of
VAA (German association of management and             Celanese AG
professional staff); Member of the Workers'
Council of Celanese Chemicals Europe                  1 Committee in accordance with ss. 27 MitbestG,
GmbH, Hoechst site                                      (German Co-Determination Act)
                                                      2 Personnel and Compensation Committee
                                                      3 Finance and Audit Committee
                                                      4 Strategy Committee
                                                      * Listed company


                                                         CONSOLIDATED STATEMENTS

96  CONSOLIDATED STATEMENTS



                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                    2002          2001       CHANGE
                                                                                 IN (euro)M    IN (euro)M      IN %
                ----------------------------------------------------------------------------------------------------
                NET SALES                                                          4,325        4,777           -9
                ----------------------------------------------------------------------------------------------------
                         -------------------------------------------------------------------------------------------
                         Cost of sales                                            (3,643)      (4,132)         -12
                         -------------------------------------------------------------------------------------------
                ----------------------------------------------------------------------------------------------------
                GROSS PROFIT                                                         682          645           +6
                ----------------------------------------------------------------------------------------------------
                         -------------------------------------------------------------------------------------------
                         Selling,general & administrative expenses                  (471)        (552)         -15
                         -------------------------------------------------------------------------------------------
                         Research & development expenses                             (74)         (87)         -15
                         -------------------------------------------------------------------------------------------
                         Special charges                                               1         (496)         n.m.
                         -------------------------------------------------------------------------------------------
                         Other operating income (expenses)                            17            2          n.m.
                ----------------------------------------------------------------------------------------------------
                ----------------------------------------------------------------------------------------------------
                OPERATING PROFIT (LOSS)                                              155         (488)         n.m.
                ----------------------------------------------------------------------------------------------------
                         -------------------------------------------------------------------------------------------
                         Equity in net earnings of affiliates                         22           13          +69
                         -------------------------------------------------------------------------------------------
                         Interest expenses                                           (59)         (80)         -26
                         -------------------------------------------------------------------------------------------
                         Interest & other income, net                                 48           65          -26
                         -------------------------------------------------------------------------------------------
                ----------------------------------------------------------------------------------------------------
                EARNINGS (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS       166         (490)         n.m.
                ----------------------------------------------------------------------------------------------------
                         --------------------------------------------------------------------------------------------
                         Income tax benefit (expense)                                (53)         126          n.m.
                         -------------------------------------------------------------------------------------------
                ----------------------------------------------------------------------------------------------------
                EARNINGS (LOSS) FROM CONTINUING OPERATIONS                           113         (364)         n.m.
                ----------------------------------------------------------------------------------------------------
                         -------------------------------------------------------------------------------------------
                         Earnings from discontinued operations                        55          (21)         n.m.
                         -------------------------------------------------------------------------------------------
                         Cumulative effect of changes in
                         accounting principles                                        19            -          n.m.
                         -------------------------------------------------------------------------------------------
                ----------------------------------------------------------------------------------------------------
                NET EARNINGS (LOSS)                                                  187         (385)         n.m.
                ----------------------------------------------------------------------------------------------------
                ====================================================================================================
                n.m. = not meaningful


                                                                                          CONSOLIDATED STATEMENTS  97


                CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                       31.12.2002        31.12.2001
                                                                                       IN (euro)M        IN (euro)M
                -----------------------------------------------------------------------------------------------------
                ASSETS

                -----------------------------------------------------------------------------------------------------
                CURRENT ASSETS:
                -----------------------------------------------------------------------------------------------------
                    Cash and cash equivalents                                               118               45
                    -------------------------------------------------------------------------------------------------
                    Receivables                                                           1,111            1,152
                    -------------------------------------------------------------------------------------------------
                    Inventories                                                             523              579
                    -------------------------------------------------------------------------------------------------
                    Other current assets                                                    127              424
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                    TOTAL CURRENT ASSETS                                                  1,879            2,200
                -----------------------------------------------------------------------------------------------------
                    -------------------------------------------------------------------------------------------------
                    Investments                                                             454              566
                    -------------------------------------------------------------------------------------------------
                    Property, plant and equipment, net                                    1,621            1,907
                    -------------------------------------------------------------------------------------------------
                    Other assets                                                          2,173            2,391
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                TOTAL ASSETS                                                              6,127            7,064
                -----------------------------------------------------------------------------------------------------

                -----------------------------------------------------------------------------------------------------
                LIABILITIES AND SHAREHOLDERS' EQUITY

                -----------------------------------------------------------------------------------------------------
                CURRENT LIABILITIES:
                -----------------------------------------------------------------------------------------------------
                    Short-term borrowings and current installments of long-term debt        195              267
                    -------------------------------------------------------------------------------------------------
                    Other current liabilities                                             1,648            1,991
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                    TOTAL CURRENT LIABILITIES                                             1,843            2,258
                -----------------------------------------------------------------------------------------------------
                    -------------------------------------------------------------------------------------------------
                    Long-term debt                                                          420              613
                    -------------------------------------------------------------------------------------------------
                    Other liabilities and minority interests                              1,859            1,983
                    -------------------------------------------------------------------------------------------------
                    Shareholders' equity                                                  2,005            2,210
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                6,127            7,064
                -----------------------------------------------------------------------------------------------------
                =====================================================================================================

98  CONSOLIDATED STATEMENTS


                CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                                                2002           2001
                                                                                             IN (euro)M    IN (euro)M
                -----------------------------------------------------------------------------------------------------
                OPERATING ACTIVITIES FROM CONTINUING OPERATIONS:
                -----------------------------------------------------------------------------------------------------
                    Net earnings (loss)                                                         187           (385)
                    -------------------------------------------------------------------------------------------------
                    Earnings from operations of discontinued operations                         (41)            30
                    -------------------------------------------------------------------------------------------------
                    Special charges, net of amounts used                                        (63)           397
                    -------------------------------------------------------------------------------------------------
                    Depreciation & amortization                                                 286            390
                    -------------------------------------------------------------------------------------------------
                    Gain on disposal of discontinued businesses                                 (14)            (9)
                    -------------------------------------------------------------------------------------------------
                    Other, net                                                                   32             99
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY OPERATING ACTIVITIES                                       387            522
                -----------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
                -----------------------------------------------------------------------------------------------------
                    Capital expenditures and investments                                       (218)          (217)
                    -------------------------------------------------------------------------------------------------
                    Proceeds from sales of assets and businesses
                    and discontinued operations                                                 201             38
                    -------------------------------------------------------------------------------------------------
                    Other, net                                                                 (133)            58
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                               (150)          (121)
                -----------------------------------------------------------------------------------------------------
                FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
                -----------------------------------------------------------------------------------------------------
                    Borrowings, net                                                            (154)          (164)
                    -------------------------------------------------------------------------------------------------
                    Other, net                                                                   (2)          (212)
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                               (156)          (376)
                -----------------------------------------------------------------------------------------------------
                    -------------------------------------------------------------------------------------------------
                    Exchange rate effects on cash                                                (8)             1
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             73             26
                -----------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                NET CASH (USED) IN DISCONTINUED OPERATIONS                                       (3)            (2)
                -----------------------------------------------------------------------------------------------------
                =====================================================================================================



CELANESE IS REQUIRED TO FILE AN ANNUAL REPORT                      CELANESE AG
ON FORM 20-F WITH THE U.S. SECURITIES AND                          61476 KRONBERG IM TAUNUS, GERMANY
EXCHANGE COMMISSION (SEC). THE SEC MAINTAINS
A WEBSITE (WWW.SEC.GOV) THAT CONTAINS THESE                        GERMANY CORPORATE COMMUNICATIONS
REPORTS AND OTHER INFORMATION FILED ELECTRONICALLY.                Tel.:+49-69-305-2249
                                                                   Fax:+49-69-305-36784
FORWARD-LOOKING STATEMENTS: ANY STATEMENTS
CONTAINED IN THIS REPORT THAT ARE NOT                              INVESTOR RELATIONS
HISTORICAL FACTS ARE FORWARD-LOOKING                               Tel.:+49-69-305-83 19 9
STATEMENTS AS DEFINED IN THE U.S. PRIVATE                          Fax:+49-69-305-8319 5
SECURITIES LITIGATION REFORM ACT OF 1995. WORDS
SUCH AS ("BELIEVE", "ESTIMATE", "ANTICIPATE",                      INVESTOR RELATIONS USA
"INTEND", "MAY", "WILL", "EXPECT", AND "PROJECT")                  Tel.:+1-908-522-7784
AND SIMILAR EXPRESSIONS AS THEY RELATE TO CELANESE                 Fax:+1-908-522-7583
OR ITS MANAGEMENT ARE INTENDED TO IDENTIFY SUCH
FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED                This Annual Report is also available
THAT FORWARD-LOOKING STATEMENTS IN THIS REPORT                     in German. It is supplemented by a
ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES                     separate Financial Report, which consists of
THAT COULD CAUSE ACTUAL RESULTS TO DIFFER                          the complete financial statements of
MATERIALLY FROM EXPECTATIONS. IMPORTANT FACTORS                    Celanese AG (Notes, Management Discussion
INCLUDE, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC,                and Analysis, Outlook and the Auditors
BUSINESS AND POLITICAL CONDITIONS, FLUCTUATING                     Report).
EXCHANGE RATES, THE LENGTH AND DEPTH OF PRODUCT
AND INDUSTRY BUSINESS CYCLES, CHANGES IN THE PRICE AND
AVAILABILITY OF RAW MATERIALS, ACTIONS TAKEN BY
COMPETITORS, APPLICATION OF NEW OR CHANGED
ACCOUNTING STANDARDS OR OTHER GOVERNMENT AGENCY                             [ PICTURE OMITTED ]
REGULATIONS, CHANGES IN THE DEGREE OF PATENT AND
OTHER LEGAL PROTECTION AFFORDED TO CELANESE'S PRODUCTS,
POTENTIAL DISRUPTION OR INTERRUPTION OF PRODUCTION
DUE TO ACCIDENTS OR OTHER UNFORESEEN EVENTS, DELAYS
IN THE CONSTRUCTION OF FACILITIES, POTENTIAL LIABILITY FOR         On request, we will be pleased to
REMEDIAL ACTIONS UNDER EXISTING OR FUTURE ENVIRONMENTAL            send you a copy of these reports
REGULATIONS AND POTENTIAL LIABILITY RESULTING FROM                 in either language: Tel.:+49-69-305-26666
PENDING OR FUTURE LITIGATION, AND OTHER FACTORS BOTH               Fax.:+49-69-305-83466 or you can
REFERENCED AND NOT REFERENCED IN THIS REPORT. MANY OF              order/download it at: www.celanese.com
THE FACTORS ARE MACROECONOMIC IN NATURE AND ARE THEREFORE
BEYOND THE CONTROL OF MANAGEMENT. THE FACTORS THAT COULD
AFFECT CELANESE'S FUTURE FINANCIAL RESULTS ARE DISCUSSED
MORE FULLY IN ITS FILINGS WITH THE U.S. SECURITIES
AND EXCHANGE COMMISSION (THE SEC), INCLUDING ITS
ANNUAL REPORT ON FORM 20-F FILED WITH THE SEC IN MARCH,
2003. CELANESE DOES NOT ASSUME ANY OBLIGATION
TO UPDATE THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK
ONLY AS OF THEIR DATES.

                                                                   REGISTRAR TRANSFER AGENTS
                                                                   registrar Services GmbH
                                                                   Frankfurter Strasse 84-90a
                                                                   65760 Eschborn
                                                                   Germany

                                                                   Mellon Investor Services LLC
                                                                   85 Challenger Road
                                                                   Ridgefield Park, NJ 07660
                                                                   U.S.A

                                                                   AUDITORS OF THE CONSOLIDATED
                                                                   FINANCIAL STATEMENTS
                                                                   KPMG Deutsche Treuhand-Gesellschaft AG
                                                                   Wirtschaftspruefungsgesellschaft
                                                                   Marie-Curie-Strasse 30
                                                                   60439 Frankfurt am Main
                                                                   Germany


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Germany

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DATES IN 2003
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April 30       Report on the 1st Quarter
July 29        Report on the 2nd Quarter
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

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61476 Kronberg im Taunus
Germany
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